AVINO

AVINO SILVER & GOLD MINES Ltd.

NOW WE GROW

2013 ANNUAL REPORT



TABLE OF CONTENTS



Our key objective is to grow Avino into a mid-tier silver producer.

ONE OF MEXICO'S PUREST AND LOWEST-COST SILVER PRODUCERS



UNITED STATES
MEXICO
Avino Mine, Durango, Mexico
BELIZE
GUATEMALA
HONDURAS
EL SALVADOR
NIC.

Over the past decade, Avino Silver & Gold Mines has evolved into one of the industry's purest and lowest-cost silver producers. Avino's mission is to create shareholder value by continuing to expand profitable production at the historic Avino project near Durango, Mexico. Our key objective is to grow Avino into a mid-tier silver producer. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of our employees and the region in which we operate.



Avino's All-in Sustaining Cash Costs of $14.39 are expected to move even lower.

2013 PRODUCTION HIGHLIGHTS

All dollar amounts in this report CDN$ unless otherwise indicated	2013	2012*	%
Operating			
Silver equivalent ounces produced	895,240	253,451	↑253%
Silver ounces produced	698,076	191,635	↑264%
Gold ounces produced	3,243	1,236	↑162%
Total cash costs per AgEq ounce	$10.16	$14.22	↓28.5%
Consolidated all-in sustaining cash cost per AgEq ounce	$14.39	N/A	N/A

*Production figures based on six months' production in 2012

Financial (000s except per share amounts)	2013	2012*	%
Revenues	$16,094	$2,255	↑70%
Mine Operating Earnings	$7,126	$6,305	↑73%
Net Earnings (Loss)	$848	$(1,263)	↑167%
Earnings (Loss) Per Share	$0.03	$(0.05)	↑160%



350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
+117%
+202%
+26%
+14%
+8%
+7%
+25%
Q2-12
Q3-12
Q4-12
Q1-13
Q2-13
Q3-13
Q4-13
Q1-14

Silver equivalent in Q1 2014 was calculated using a 62.5:1 ratio for silver to gold. In Q3 and Q4 2013 silver equivalent was calculated using a 65:1 ratio. During Q1 & Q2 2013, a 55:1 ratio was used in the calculation. In Q4 2012 a ratio of 50:1 was used. (The ratio is changed to reflect the current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.



MILESTONES for 2013



- Completed our first full year of production at levels intended by management
- Produced 698,076 ounces of silver and 3,243 ounces of gold
- Revenues totaled $16.09M compared with $2.25M in 2012
- Generated earnings before taxes of $3.4M
- Generated net income of $848,212 with $0.03 EPS
- Achieved cash cost per AgEq of $10.16, a 40% decrease from $14.22 in 2012
- Achieved consolidated all-in sustaining cash costs per AgEq of $14.39
- Raised $10 million through two private placement financings
- Published new resource estimates on the San Gonzalo and Avino mine systems in an updated Technical Report on the Avino Property
- Neared completion of mill upgrades and underground rehabilitation of the Avino Mine

PRIMARY OBJECTIVES for 2014



- Reopen the Avino Mine in 2H 2014
- Increase production and revenue
- Conduct expansion drilling around San Gonzalo and other nearby vein systems
- Pursue a listing on the Toronto Stock Exchange

I believe these next few years will be remembered as one of the pinnacle periods in Avino's history.

TO OUR SHAREHOLDERS



Now we grow. We chose this theme to reflect the exceptional progress we made in 2013 to bring Avino to its present crucial stage. Having achieved production at levels intended by management, and with our second mine slated to come on stream later this year, we are indeed ready to grow—and grow substantially. I believe these next few years will be remembered as a pinnacle period in Avino's history.

We completed our first full year of production from the San Gonzalo Mine in 2013, and the financial results have been encouraging—especially considering current conditions. Revenues totaled $16.09 million in 2013 with net earnings of $848,212, equating to earnings per share of three cents. Equally important, we held our cash costs to just $10.16 per silver equivalent ounce. All-in sustaining costs, a new measure we will use going forward, were held to $14.39 per silver equivalent ounce. These costs rank us well amongst our peer companies, and we expect to bring costs lower in 2014.

It's undeniable that we're in a challenging metals market. Many of our peers are struggling to balance progress with cost. Yet Avino has managed to effectively double milling capacity to 500 tpd within six months of commencing production. Even better, we're on track to triple our current production capacity by the end of this year. The refurbishing work and upgrades to the 1,000 tpd Circuit 3 are underway and on schedule.

Circuit 1 at the Avino processing facility began operating at 250 tpd in October of 2012, processing material from the newly developed San Gonzalo Mine. In our first fiscal year of production at San Gonzalo, we produced 751,462 ounces of silver equivalent. Combined with stockpiled material, the plant produced a total of 895,240 ounces of silver equivalent.

Development work at San Gonzalo in 2013 has produced exciting results. As we mine deeper, we're seeing much higher grades than at surface. We're now mining on Level 5 and drifting on Level 6 with the main haulage tunnel heading to Level 7. Now that we have cash flow and a credit facility with Caterpillar, we can purchase new equipment. This year we've added new scoop trams and a jumbo at San Gonzalo which have enabled expansion to progress quickly.

We're also making excellent headway toward reopening the Avino Mine in Q4 2014. Dewatering is nearly complete, and expansion plans set in place this past year are falling into place. This is a labor-intensive project with many facets to consider and undertake—upgrading and expanding the mill, obtaining permits for and installing a new power line, permitting and engineering for the new tailings storage facility, acquiring new underground mining equipment and modernizing our geological data into a digital format using new 3D modelling software.

Growing our resource base is also essential to expansion plans. In 2014, we're embarking on an exploration program which will include both underground and surface drilling aimed at extending the known mineralization within the San Gonzalo vein. We will also explore other nearby veins. At Level 6 we're drifting out past the vein to set up a drill station so we can angle holes below the current mine workings. This work will allow us to explore more at depth. We'll also conduct infill drilling to help increase certainty of the tonnage in the gap areas between the drill holes. The 2014 drill work, alongside the Gemcom 3D modeling software we purchased this year, will greatly further our expansion by helping our team plan for future mining.



David Wolfin with the Governor of Durango State, Jorge Herrera Caldera, during the Governor's visit to the Avino Mine.

I'd like to thank the Avino team for their dedication and perseverance throughout the year. We could not have realized our goals without the hard work and expertise of our team members in Vancouver, the U.S. and on the ground in Mexico. I'm extremely proud of everyone. Each team member clearly takes pride in their work, and I think this is reflected in the improvement in the value of the Company and our operations over the past year. I look forward to the coming year and working alongside this team as we strive for another year of growth.

On Behalf of The Board of Directors

David Wolfin
President and CEO





MESSAGE FROM THE CHIEF FINANCIAL OFFICER



Avino is growing. A significant amount of our growth has been made possible by our solid financial position. In early 2014 we completed two successful financings, raising $12.5 million in capital—more than enough to complete our $10 million expansion program and bring the Avino Mine on line by the end of the year.

We've maintained a strong financial position in the face of declining metal prices and economic uncertainty. Avino, unlike many of our peers in the Mexican mining industry, remained profitable for the year despite the recent Mexican mining tax reform.

Avino is committed to improving efficiencies and stabilizing costs, which includes modernizing equipment and operations. In 2013, we were granted a $5 million credit facility from Caterpillar Finance that we have used to acquire new mining and processing equipment for the San Gonzalo operation and also for expansion at the Avino Mine. This state-of-the-art equipment is fitted with the latest technology. Further, our equipment operators have been professionally trained by Caterpillar to ensure efficient use of the equipment. These skills will translate into improved efficiency and reduced costs.

Our solid professional team here in Canada and in Mexico is continuously looking for ways to improve efficiencies and manage our costs while maintaining a successful operation. In 2014, we're planning to further modernize our operations. We remain well-funded for the completion of our expansion program.

Malcolm Davidson, CA
Chief Financial Officer



MESSAGE FROM THE CHIEF OPERATIONS OFFICER



Our team is driving Avino's growth. Bringing the San Gonzalo Mine into production in 2012 was a grand achievement for our Company, but also a great accomplishment for me personally. We've continued that success, following the commission of Circuit 2 in 2013, by consistently improving grades and recoveries. Overall in 2013, we increased production by 253% over 2012 to 895,240 ounces of silver equivalent. We are on track for another year of stellar growth with Q1 2014 production up 60% over Q1 2013 to 312,000 ounces of silver equivalent.

The hard work of our talented operations and management teams is behind this growth. Each member is committed to improving efficiencies and expanding output. The team's commitment is a testament to Avino's ground-up approach to project management and our solid relationships with the surrounding communities where many of our employees call home.

Strong working relationships between management, employees, and the community are essential to a good operation and are especially important in Mexico.

This year, we're focused on recommencing production at the Avino mine. Having served as Chief Geologist with Avino prior to the 2001 closure, I am looking forward to seeing it operating once again. There is great anticipation in the community, as the mine's reopening will bring increased economic benefits. I am very grateful for my position at Avino, and I want the shareholders to know that the operations team is working hard to see the operation run smoothly and bring the Avino mine back on line this year.

Carlos Rodriguez
Chief Operations Officer

Avino received the Top Safety Award at the 2013 Durango International Mining Week Convention.

RESPECTING COMMUNITIES, HONORING EMPLOYEES





When business and community interests are considered equally, everyone wins.

Award-Winning Safety Program

Avino Silver & Gold Mines is dedicated to providing a safe working environment for the company's employees and contractors. We maintain the highest health and safety standards throughout the organization.

Avino was awarded the Top Safety Award at the 2013 Durango International Mining Week Convention by the governor of Durango, Mr. Jorge Herrera Caldera. This award recognized our outstanding efforts to improve safety conditions for workers as well as our contributions to local communities.

Honoring the Experience and Expertise of our Employees

Avino's safe and healthy working environment is due largely to the competence and leadership of our employees, traits Avino's management has worked hard to instill in every team member. A culture of ingenuity and responsibility has resulted from our ground-up approach to project management. At Avino, we recognize that this experience and expertise is what drives our operations and our company toward success.

A Community Commitment

For nearly half a century, Avino has worked to cultivate and maintain long-lasting, meaningful relationships with the communities in which we operate. We believe that when business and community interests are considered equally, everyone wins.

Avino employs nearly 300 people from the local community with plans to grow that figure to 500 once the Avino Mine re-opens. Many of Avino's key mine personnel worked at Avino prior to the mine's closure in 2001, a prime example of our excellent reputation as both an employer and a community partner.

Avino began providing clean water for local agriculture decades ago with construction of the El Caracol dam. In 2013, we began treating underground mine water from the dewatering activities at the main Avino Mine in a new water treatment facility. This treated water flows by gravity to a nearby reservoir for irrigating crops around Avino de San Jose and Panuco de Coronado.

Since 2011, the nearby towns of Avino de San Jose and Panuco de Coronado have benefited from free medical services provided by the company-employed doctor and medical facilities. In 2013, Avino also provided funding, equipment and labor for various municipal infrastructure improvements including road repair and upgrades to the community schools and churches. Children and their mothers are important members of the community, and in 2013 we proudly hosted Mother's Day and Children's Day celebrations.



We are working to transform the mill into a three-circuit, 1,500 tpd operation by the end of 2014.

AVINO PROCESSING FACILITY



CAT

The Avino processing facility serves the San Gonzalo Mine and will also serve the Avino Mine once it is operating later in 2014. We began expansion of the facility in Q4 2012 and have made significant progress since, doubling mill output to 500 tpd. Our goal is to transform the mill into a three-circuit, 1,500 tpd operation by the end of 2014.

In April 2013, Circuit 2 joined Circuit 1 for a combined processing capacity of 500 tpd. Currently, Circuit 2 is processing surface stockpiles from the Avino mine. Once these stockpiles are depleted, the circuit will process additional mill feed from the San Gonzalo and Avino Mines as they are developed. Circuit 1 will continue to process high-grade mill feed from the San Gonzalo Mine and a gravity circuit has been proposed for testing which will determine if gold recoveries can be improved.

Avino is also working to re-commission the 1000 tpd Circuit 3. New mill components for expansion are being purchased and assembled. The refurbished circuit is scheduled to begin processing new material from the main Avino Mine in Q4 2014.

Prior to the mine's closure in 2001, in its final full-year of production, Circuit 3 produced 1,955,543 ounces of silver equivalent at the processing rate of 1,000 tpd. We expect similar output once production recommences.



2013
2014
2015
2016
2017
AVINO MINE
Water Treatment & Dewatering
Mill Reconfiguration
Production @ 1000 tpd
OXIDE TAILINGS HEAP LEACH/ MERRILL-CROWE
Drilling, Metallurgical Testing & Permitting
Construction
Production



Cerro Blanco
IGNACIO RAMIREZ (Townsite)
Nuestra
Senora
Portalito
Santa Ana
San Jorge
1 San Gonzalo Mine
Santiago
AVINO PROPERTY
Aguas Mexicanas
San Juventino
San Jorge
Guadalupe
La Estela
El Trompo
San Carlos
The Gap
Cerro San Jose
2 Avino Mine
3 Tailings Resource
4 Avino Processing Facility
SAN JOSE DE AVINO (Townsite)
500 metres
VEINS
CLAIM BOUNDARIES

San Gonzalo celebrated its first full year of production in 2013.

SAN GONZALO MINE



The San Gonzalo Mine is a well-developed, high-grade silver-gold-lead-zinc system. Located two kilometres from the main Avino Mine and Avino Processing Facility, San Gonzalo lies beneath the shallow workings of a colonial-period mine.

San Gonzalo celebrated its first full year of production in 2013, marking a significant milestone in the Company's long-history. Circuit 1 at the Avino mill has been operating at 250 tpd to produce a total of 751,462 ounces of silver equivalent in our first fiscal year of production at San Gonzalo.

Underground Development Progressing Rapidly

New underground mining equipment (purchased through the Caterpillar credit facility awarded in Q4 2012) was delivered onsite in 2013. As a result, work crews were able to extend the decline from Level 4 to Level 6 along the San Gonzalo vein.

In February 2013, the Level 5 elevation was reached and a cross cut to the San Gonzalo vein was driven to intersect the vein shortly after. By September 2013, Avino's crew had developed the ramp from Level 5 to reach Level 6 in early 2014. Drifting as of late March totaled 106 metres to the northwest and 122 metres southeast of the main cross cut. The vein to the southeast is now providing mill feed, and we're currently cutting the ramp to Level 7.

Updated Resource Estimate

In July 2013, an updated Technical Report on the Avino Property was completed and included a resource estimate for San Gonzalo based on channel sampling data from Levels 1 to 4 alongside data from the 2007 to 2011 surface drill programs.

The resource estimate includes a Measured and Indicated silver resource of 293,823 tonnes at an average grade of 297 g/t silver and 1.98 g/t gold using a base case cut-off grade of 150 g/t silver equivalent. Also included is an Inferred silver resource of 1,085,276 tonnes at an average grade of 233.8 g/t silver and 1.42 g/t gold using a base case cut-off grade of 150 g/t silver equivalent.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

To calculate silver equivalent grades, Avino has assumed a price of silver of US $20 per oz., a price of gold of US $1,507 per oz., and 70% recovery rate for gold at the San Gonzalo Mine The San Gonzalo mineral resource estimate was prepared by Robert Morrison, Ph.D., P.Geo. who is an employee of Tetra Tech and independent of the Company, as defined by Section 1.5 of NI 43-101.



Looking Ahead: New underground and Surface Drill Program

Our 2014 Drill Program at the Avino Property is scheduled to begin in Q2 2014 with a goal of extending the known mineralization at the San Gonzalo vein at depth. In April 2014, in preparation for underground drilling, a 70 metre cross cut with drill station was driven on Level 6 which will allow angled holes to be drilled to below the current workings. Drill work will test the vein between the Level 7 and Level 10 as well as below Level 10—the perimeter of the current mineral resource. The 2014 Drill Program will also include surface drilling intended to explore the Los Angeles and Angelica vein systems located near the existing San Gonzalo Mine workings.

Summary of Resource Estimate for the San Gonzalo Mine

Resource Category	AgEq Cutoff	Volume (m^3)	Tonnes	Density	Metal AgEq (oz)	Metal Ag (oz)	Metal Au (oz)	Grade AgEq (g/t)	Grade Ag (g/t)	Grade Au (g/t)
Measured & Indicated	150	113,264	293,822	2.594	3,677,861	2,803,315	18,550	389.3	296.8	1.964
Inferred	150	412,200	1,085,276	2.633	10,494,843	8,158,834	49,549	300.8	233.8	1.420



We continued with rehabilitation of the Avino Mine for a return to production.

AVINO MINE



On Target to Re-open in Q4 2014

The Avino mine operated continuously from 1974 to 2001 when low metal prices—at the time silver was priced at US$4.37 per ounce—brought a halt to operations. The primary focus in 2013 has been mine rehabilitation in preparation for a return to production. With upgrades to the 1,000-tpd Circuit 3 close to completion, we are on target to reopen the Avino Mine in Q4 2014.

In the final three full years of operations at the Avino Mine production totalled between 1.8 and 1.95 million ounces of silver equivalent annually.

Dewatering and Preparing for Production

Dewatering of the mine began in Q4 2012. The water, which is acidic, is being pumped from the mine to an onsite water treatment facility. The treated water is then used for mill processes and for local agriculture.

The mine has been dewatered down to Level 10.5 as of the end of Q1 2014. The target for completion is Level 11, where mining ceased in 2001. The ramp to Level 11 is in excellent condition, and rehabilitation is focused mainly on stabilizing areas where sloughing has occurred.

Infrastructure and Equipment Improvements

Avino has submitted a proposal to the Mexican state utility company for location of towers and power poles. Construction of the new power line will proceed once permits are issued and negotiations with surrounding communities are completed.

In early 2014, a study to provide engineering services for the new tailings facility was commissioned. Results will be included in a report which will support our application for a permit for the new tailings storage facility.

A new jumbo and scoop tram were purchased using the Caterpillar credit facility and will be used for the rehabilitation work. New personnel vehicles from Nissan for the mine staff have also been ordered as part of the ramp-up of our labour force once the mine is back in production.

2013 Resource Estimate

In July 2013, an updated Technical Report on the Avino Property included a resource estimate for the Avino Mine System based on data from the 2006 to 2012 surface drill programs. The estimate included an Indicated silver resource of 4,253,968 tonnes at an average grade of 79.2 g/t silver, 0.528 g/t gold and 0.727% copper using a base case cut-off grade of 100 g/t silver equivalent. Also included is an Inferred silver resource of 3,220,896 tonnes at an average grade of 68.3 g/t silver, 0.733 g/t gold and 0.55% copper using a base case cut-off grade of 100 g/t silver equivalent.



Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

To calculate silver equivalent grades, Avino has assumed a price of silver of US $20 per oz., a price of copper of US $3.66 per lb. with a recovery rate of 85% for copper, and a price of gold of US $1,507 per oz., with 75% recovery rate for gold. The Avino Mine system mineral resource estimate was prepared by Robert Morrison, Ph.D., P.Geo. who is an employee of Tetra Tech and independent of the Company, as defined by Section 1.5 of NI 43-101.

Summary of Resource Estimate for the Avino Mine

					Metal				Grade			
Resource Category	AgEq Cutoff	Volume (m^3)	Tonnes	Density	AgEq (oz)	Ag (oz)	Au (oz)	Cu (t)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
Indicated	100	1,584,648	4,253,968	2.684	23,838,629	10,835,338	72,207	30,914	174.3	79.2	0.528	0.727
Inferred	100	1,193,320	3,220,896	2.699	16,262,944	7,068,831	75,858	17,719	157.0	68.3	0.733	0.550

Advanced heap-leach technology would allow Avino to potentially process the silver and gold remaining in the tailings.

TAILINGS RESOURCE

Located approximately 500 metres southwest of the main shaft to the Avino Mine, the Oxide Tailings Resource is comprised of tailings yielded during production occurring between 1974 and 1993. At the time of production, the floatation recovery rates were poor due to the oxidized nature of the feed. Today, however, advanced heap-leach technology would allow Avino to potentially process the silver and gold remaining in the tailings.

Avino's belief that the tailings resource has the potential for further development is based on a July 2012 independent technical report which included a Preliminary Economic Assessment (PEA) and a resource estimate on the oxide tailings. The assay values for this estimate are based on 28 drill holes completed on the tailings in 1990, and include 4077.5 metres of drilling and 383 assays of both gold and silver.





This photo shows the active tailings dam. Once de-commissioned, Avino can then begin moving the project forward. De-commissioning is expected in the the second half of 2015.

Summary of Mineral Resources for the Avino Property

				Contained Metal				Grade			
Resource Category	Deposit	Cut-off Ag Eq*	Tonnes	Ag_Eq (oz)	Ag (oz)	Au (oz)	Cu (t)	Ag_Eq (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
Measured	San Gonzalo System	150	71,416	914,791	759,801	3,288	n/a	398	331	1.432	n/a
	Total Measured - All Deposits		71,416	914,791	759,801	3,288	n/a				
Indicated	Avino System	100	4,253,968	23,838,626	10,835,338	72,207	30,914	174.3	79.2	0.528	0.727
Indicated	San Gonzalo System	150	222,407	2,763,069	2,043,514	15,263	n/a	386	286	2.134	n/a
Total Indicated - All Deposits			4,476,375	26,601,698	12,878,852	87,470	30,914				
Total Measured & Indicated -All Deposits			4,547,791	27,516,489	13,638,653	90,758	30,914				
Inferred	Avino System	100	3,220,896	16,262,944	7,068,831	75,858	17,719	157	68.3	0.733	0.55
Inferred	San Gonzalo System	150	1,085,276	10,494,843	8,158,834	49,649	n/a	300.8	233.8	1.42	n/a
Inferred	Oxide Tailings	50*	2,340,000	n/a	6,660,000	39,530	n/a	n/a	91.3	0.54	n/a
Total Inferred - All Deposits			6,646,172	26,757,787	21,887,665	164,937	17,719				

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.



FOR THE YEAR ENDED
DECEMBER 31, 2013

MANAGEMENT DISCUSSION AND ANALYSIS



The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") should be read in conjunction with the Company's audited consolidated financial statements as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 and the notes thereto.

This Management's Discussion and Analysis ("MD&A") is dated April 17, 2014 and discloses specified information up to that date. Avino is classified as a "venture issuer" for the purposes of National Instrument 51-102. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise cited, references to dollar amounts are in Canadian dollars.

Throughout this report we refer to "Avino", the "Company", "we", "us", "our" or "its". All these terms are used in respect of Avino Silver & Gold Mines Ltd. *We recommend that readers consult the "Cautionary Statement" on the last page of this report.* Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company's website at www.avino.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver and gold, and the acquisition, exploration and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico as well as in the Yukon Territory and in British Columbia, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission. The Company's shares trade on the TSX Venture Exchange, Tier 1, under the symbol "ASM", on the NYSE MKT under the symbol "ASM", and on the Berlin and Frankfurt Stock Exchanges under the symbol "GV6".

Overall Performance

During the year ended December 31, 2013, the Company produced 3,067 tonnes of bulk silver/gold concentrate and recognized revenues of $16,094,701 on the sale of 3,120 tonnes of bulk silver/gold concentrate for a gross profit of $7,126,292. Metal prices for revenues recognized during the year, weighted by dollar of revenue recognized averaged US$22.59 per ounce of silver and US$1,342 per ounce of gold. Avino is very pleased with its production results and will continue to optimize its mining and milling operations.

Consolidated cash cost per equivalent silver ounce for the year ended December 31, 2013 was $10.16. The Company is pleased with the cash cost per equivalent silver ounce for the year as it continues to focus on improving operating efficiencies and on reducing costs of mining operations. Also, the Company has entered into a long-term sale agreement to secure preferable terms and more favorable net smelter returns.

The Company's cash and cash equivalents at December 31, 2013 totaled $3,839,595 compared to $4,035,985 at December 31, 2012, while working capital totaled $5,950,740 compared to $5,363,372 at December 31, 2012.

Discussion of Operations

The Company's production, exploration, and evaluation activities during the year ended December 31, 2013 have been conducted on its Avino Property. The Company holds a 99.66% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico"), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,409 hectares and is located approximately 80 km northeast of the city of Durango.

The Avino Property is equipped with a processing facility which presently processes all output from the San Gonzalo Mine and Avino stockpiles which are located on the property. The Company also continues its efforts to advance and re-open the Avino Mine to commence mineral production at the Avino Mine.

2013 Production Highlights

The conclusion of 2013 represented the first full year of production at operating levels intended by management at the San Gonzalo Mine. The annual totals presented below also reflect Avino's surface stockpile operation from which mineralized material began to be processed in April 2013. Consequently the production information for the year ended December 31, 2013 is not comparable with that of 2012.

Production totals for fiscal 2013 and fiscal 2012 are presented below:

	2013	2012*	% Change
Total Silver Produced (oz) calculated	698,076	191,635	264
Total Gold Produced (oz) calculated	3,243	1,236	162
Total Silver Eq. Produced (oz) calculated**	895,240	253,451	253

* During the first three quarters of 2012, the Company was considered an exploration stage company and the proceeds from the sale of bulk concentrate were charged as a reduction of exploration and evaluation costs. On October 1, 2012, the Company transitioned to full production at operating levels intended by management at the San Gonzalo Mine and production results from that point forward were reflected in the statement of operations.

** Silver equivalent ounces in Q3 and Q4 2013 were calculated using a 65:1 ratio for silver to gold. During Q1 and Q2 2013, a 55:1 ratio was used in the calculation. In 2012 a ratio of 50:1 was used. (The ratio was changed to reflect the respective gold and silver prices during those periods). Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

2013 San Gonzalo Mine Production Highlights

	Q1	Q2	Q3	Q4	2013 Totals
Total Mill Feed (dry tonnes)	19,723	19,988	19,351	19,354	78,415
Average Daily Throughput (tpd)	229	227	217	225	225
Days of Operation	86	88	89	86	349
Feed Grade Silver (g/t)	309	280	282	280	288
Feed Grade Gold (g/t)	1.29	1.22	1.37	1.49	1.34
Bulk Concentrate (dry tonnes)	568	636	610	617	2,431
Bulk Concentrate Grade Silver (kg/t)	8.72	7.28	7.46	7.44	7.70
Bulk Concentrate Grade Gold (g/t)	31.4	28.1	32.2	35	31.6
Recovery Silver (%)	81	83	83	85	83
Recovery Gold (%)	70	73	74	75	73
Mill Availability (%)	95.5	96.4	95.1	93.9	95.2
Total Silver Produced (kg)	4,960	4,634	4,548	4,588	18,732
Total Gold Produced (g)	17,875	17,849	19,604	21,575	76,904
Total Silver Produced (oz) calculated	159,582	149,004	146,215	147,516	602,233
Total Gold Produced (oz) calculated	574	574	630	693	2,473
Total Silver Equivalent Produced (oz)*	**191,107**	**180,567**	**187,184**	**192,604**	**751,462**

*Silver equivalent ounces in Q3 and Q4 2013 have been calculated using a 65:1 ratio for silver to gold. During Q1 and Q2 2013, a 55:1 ratio was used in the calculation. (The ratio was changed to reflect the respective gold and silver prices during the periods). Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

2013 Avino Mine Surface Stockpile Production Highlights

	Q2	Q3	Q4	2013 Totals
Total Mill feed – (dry tonnes)	16,281	18,279	19,576	54,136
Average Daily Throughput (tpd)	209	210	228	216
Days of Operation	78	87	86	251
Feed Grade Silver - g/t	79	84	92	85
Feed Grade Gold - g/t	0.78	0.77	0.94	0.83
Bulk Concentrate – (dry tonnes)	200	210	226	636
Bulk Concentrate Grade Silver (kg/t)	4.06	4.80	5.13	4.69
Bulk Concentrate Grade Gold (g/t)	33	35.5	43.8	37.7
Recovery Silver (%)	63.3	65.5	64	74
Recovery Gold (%)	52.1	52.7	54	61
Mill Availability (%)	90.1	89.2	93.3	90.9
Total Silver Produced (kg)	814	1,009	1,158	2,981
Total Gold Produced (g)	6,603	7,452	9,898	23,953
Total Silver Produced (oz) calculated	26,162	32,456	37,244	95,482
Total Gold Produced (oz) calculated	212	239	318	770
Total Silver Eq. Produced (oz) calculated*	**37,839**	**48,010**	**57,929**	**143,778**

*Silver equivalent ounces in Q3 and Q4 2013 have been calculated using a 65:1 ratio for silver to gold. During Q2 2013, a 55:1 ratio was used in the calculation. (The ratio was changed to reflect the respective gold and silver prices during the periods).

2013 Fourth Quarter Highlights

Production quantities aggregated from each of the company's operations for Q4 2013 together with a comparison to Q4 2012 are presented below. Production in both periods includes output from the San Gonzalo Mine (Circuit 1), there was no output from the Avino Mine stock-piles (Circuit 2) during Q4 2012 as the circuit was not operational.

	Q4 2013	Q4 2012	% Change
Total Silver Produced (oz) calculated	184,760	128,607	44
Total Gold Produced (oz) calculated	1,011	455	122
Total Silver Eq. Produced (oz) calculated*	250,533	151,373	66

*Silver equivalent ounces in Q4 2013 have been calculated using a 65:1 ratio for silver to gold. In 2012, a ratio of 50:1 was used. (The ratio was changed to reflect the respective gold and silver prices during these periods.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

- Silver production in Q4 increased by 44% to 184,760 ounces, compared to 128,607 ounces in Q4 2012.
- Gold ounces produced during Q4 increased to 1,011 ounces, an increase of 122% compared to 455 ounces of gold in Q4 2012.
- As mentioned above, Q4 2012 did not include any production from Circuit 2, which came online in Q2 2013. The increases for the fourth quarter of 2013 over the fourth quarter of 2012 are also explained in the analysis for the San Gonzalo operation included below.

Q4 2013 San Gonzalo Mine Production

Production quantities from Q4 2013 together with a comparison to Q4 2012 for the San Gonzalo Mine are as follows:

	Q4 2013	Q4 2012	Quarterly Change %
Total Mill Feed (dry tonnes)	19,354	19,539	(0.9)
Average Daily Throughput (tpd)	225	222	1.4
Days of Operation	86	88	(2.3)
Feed Grade Silver (g/t)	280	259	8.1
Feed Grade Gold (g/t)	1.49	1.04	43.3
Bulk Concentrate (dry tonnes)	617	538	14.7
Bulk Concentrate Grade Silver (kg/t)	7.44	7.44	0
Bulk Concentrate Grade Gold (g/t)	35.0	26.3	33.1
Recovery Silver (%)	85	79	7.6
Recovery Gold (%)	75	70	7.1
Mill Availability (%)	93.9	94.4	(0.5)
Total Silver Produced (kg)	4,588	4,000	14.7
Total Gold Produced (g)	21,575	14,161	52.4
Total Silver Produced (oz) calculated	147,516	128,607	14.7
Total Gold Produced (oz) calculated	693	455	52.4
Total Silver Equivalent Produced (oz) calculated*	**192,604**	**151,372**	**27.2**

* Silver equivalent ounces in Q4 2013 have been calculated using a 65:1 ratio for silver to gold. In Q4 2012, a ratio of 50:1 was used. (The ratio was changed to reflect the gold and silver prices during those periods). Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

Q4 2013 San Gonzalo Mine Production Highlights

- Silver and gold production increased significantly over the comparative quarter from the previous year, primarily as a result of improvements in grade. Mill feed came from the 4th and 5th levels of the mine which produced higher grade material than the 2nd and 3rd levels which were the source of feed in Q4 2012.
- Silver and gold recoveries also improved as a result of processing the less oxidized material from the 4th and 5th levels.

During 2013, San Gonzalo production came primarily from level 4. Development of level 5 continued throughout the year and by year end a sampling program totaling 440 metres had been completed. The ramp from level 5 to level 6 had been completed as of the date of the MD&A and drifting on the vein was underway. A comparison of vein and drift (mined) widths on level 5 are presented below:

Average Widths and Assay Values Over Total Length (441.23m) Sampled on Level 5

	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
Vein	1.79	3.29	556	0.53	1.28
Drift	2.78	2.17	366	0.37	0.67

A comparison of vein widths and grade (back samples) of the 4th and 5th levels is presented below:

Comparison of Vein Widths and Grade (Back Samples): 4th and 5th Levels

	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
4th Level: 334.34m Sampled Length	1.72	2.05	440	0.64	1.16
5th Level: 441.23m Sampled Length	1.79	3.29	556	0.53	1.28

Production, Development and Exploration Subsequent to the 2013 Year End

On April 7, 2014, Avino announced production results from the San Gonzalo Mine for the first quarter of 2014. Compared with the first quarter of 2013, gold production increased by 70% and silver production increased by 19%, these increases being attributable to higher feed grades and better recoveries from levels 4 and 5. Concentrate grades were also higher due to the higher feed grades processed.

On April 1, 2014, Avino provided a development update in respect of level 6 at San Gonzalo. Drifting to-date had totaled 106 metres to the northwest and 122 metres southeast of the main crosscut across from the ramp on level 6. Results from the back-sampling program to-date were as follows:

Northwest of Crosscut (Poniente Pte)

Sampled Length Along Vein (m)	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
18.28	Vein: 1.79	3.224	485	1.22	1.88
	Drift: 2.39	2.444	370	1.02	1.53
3.58	Vein: 1.58	0.791	176	2.65	4.06
	Drift: 2.51	0.541	123	1.96	3.16
5.89	Vein: 1.95	2.339	611	2.22	4.07
	Drift: 2.56	1.815	472	1.92	3.52
11.38	Vein: 1.78	1.451	134	0.51	0.80
	Drift: 2.78	1.004	98	0.40	0.62
Total: 39.13					

Southeast of Crosscut (Oriente Ote)

Sampled Length Along Vein (m)	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
8.44	Vein: 2.53	1.711	121	0.58	1.06
	Drift: 3.90	1.231	87	0.40	0.72
4.41	Vein: 1.55	0.934	70	0.30	0.63
	Drift: 2.90	0.717	54	0.25	0.50
18.25	Vein: 2.05	4.309	460	0.98	1.56
	Drift: 2.72	3.358	354	0.80	1.22
6.53	Vein: 1.94	2.291	208	0.72	0.94
	Drift: 2.38	1.905	177	0.62	0.94
16.11	Vein: 2.90	3.538	599	0.78	1.14
	Drift: 3.62	2.862	483	0.65	0.95
Total: 53.74					

Sampling lengths along the vein are continuous as shown on the sample plan map available on Avino's website.

Assay Methods

Samples from level 5 and level 6 underground channel sampling of the San Gonzalo vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.5 of the July 2013 Technical Report on the Avino Property by Tetra Tech. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks) and duplicates as part of its QA/QC program during analysis of assays from level 5 and level 6 sampling at San Gonzalo.

2014 San Gonzalo Mine Drill Program

In 2014, Avino is planning to undertake both surface and underground drill programs to further explore the San Gonzalo vein at depth as well as other nearby vein systems. Currently a 70 metre cross cut with drill station is being driven on level 6 with plans to drill angled holes to depth to test the vein between the levels 7 and 10 elevations and below level 10 (the perimeter of the current mineral resource) with the intent of extending known mineralization at depth.

The 2014 drill program will include a surface program intended to explore other vein systems near the San Gonzalo Mine. These vein systems include the Los Angeles and Angelica veins both of which are located within drill distance of existing San Gonzalo mine workings. Drilling will commence when permits are received.

Avino owns both a surface and underground drill and will conduct the drilling internally. The surface LY44 drill was recently fully rehabilitated with replacement components to make it more powerful; it now has a capacity of 800 metres using a NQ drill hole diameter.

Avino Mine Stockpiles Production (Circuit 2)

Production quantities from Q4 2013 together with a comparison to Q3 2013 for the Avino Mine stockpiles are as follows:

	Q4 2013	Q3 2013	% Change
Total Mill Feed – (dry tonnes)	19,576	18,279	7.1
Average Daily Throughput (tpd)	228	210	8.6
Days of Operation	86	87	(1.1)
Feed Grade Silver - g/t	92	84	9.2
Feed Grade Gold - g/t	0.94	0.77	21.6
Bulk Concentrate – (dry tonnes)	226	210	7.6
Bulk Concentrate Grade Silver (kg/t)	5.13	4.80	6.8
Bulk Concentrate Grade Gold (g/t)	43.8	35.5	23.5
Recovery Silver (%)	64	65.5	(2.3)
Recovery Gold (%)	54	52.7	2.5
Mill Availability (%)	93.3	89.2	4.5
Total Silver Produced (kg)	1,158	1,009	14.8
Total Gold Produced (g)	9,898	7,452	33.1
Total Silver Produced (oz.) calculated	37,244	32,436	14.8
Total Gold Produced (oz.) calculated	318	239	33.1
Total Silver Eq. Produced (oz.) calculated*	57,929	48,010	20.1

**Silver equivalent ounces in Q3 and Q4 2013 have been calculated using a 65:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.*

***Since circuit 2 was not operational during Q4 2012, no comparative data is available. For analytical purposes, comparative data from Q3 2013 has been provided.*

Avino Mine Stockpiles Q4 2013 Highlights

- Tonnage processed for the quarter was higher than the 3rd quarter because of higher mill availability resulting from the resolution of maintenance issues in respect of the generator, ball mill and crusher in previous quarters.
- The gold and silver feed grades to the plant were also higher by 21.6% and 9.2% respectively with similar recoveries.
- The concentrate grades in gold and silver improved by 23.5% and 6.8% respectively.
- Silver production for the quarter increased by 14.8% while the gold production increased by 33.1% as a result of the above factors.

Production Subsequent to the 2013 Year End

On April 7, 2014, Avino announced production results from the Avino Mine stockpiles for the first quarter of 2014. Compared with the fourth quarter of 2013, silver production increased by 16% due to higher feed grades and higher recoveries, while gold production decreased by 7% due to lower feed grades despite a 17% improvement in recoveries. Concentrate grade in Q1 2014 was improved compared to Q4 2013 which resulted in fewer tonnes produced.

Avino Mine

In February 2012, a long-term royalty agreement was signed to grant mining rights to the main Avino vein to the Company. Mining activities on the Avino vein had been suspended in 2001 due to low metals prices and the closure of a key smelter. The Company plans to re-open the Avino Mine once de-watering and all necessary modifications to the processing plant have been completed. As of the date of this MD&A, the Company estimates a capital expenditure budget of approximately $10 million, of which approximately $1.5 million has been incurred, to re-develop the mine, re-configure the mill, purchase mining equipment, and build a tailings storage facility. When operations resume, the company plans to use an existing 1,000 TPD circuit to process the Avino Mine material. Between 1998 and 2000, prior to suspension of mining activities annual output averaged 933,240 ounces of silver, 7,537 ounces of gold and 3,236,732 pounds of copper. When the mine re-opens, the Company expects to process similar material at a similar rate as it did prior to closure in 2001.

The reader is cautioned that no feasibility study has been completed based on mineral reserves. The Company is proceeding with operations at the Avino Mine based on mineral resources which are not mineral reserves and do not have demonstrated economic viability.

To resume underground advancement at the Avino Mine, the existing underground workings must first be de-watered. Construction of a water treatment plant to allow for water testing has been completed. As of the date of this MD&A, the water level had receded down to level 10.5 of the mine. Mexican authorities have granted permission to the Company to de-water the mine without requiring a formal permit. The Company is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Once the water is treated it is discharged to the El Cancol dam on the property and used for milling as well as for irrigation of local farms. De-watering is expected to reach the bottom of the flooded area (level 10) in the first half of 2014, with operations expected to resume later in the year.

Processing Plant

During Q4 2012, the Company decided to expand the primary crushing circuit to operate at up to 1,500 tonnes per day ("TPD") and feed three separate recovery circuits as summarized below:

Circuit #	Operating Throughput (TPD)	Sources of Mill Feed	Operating Status
1	250	San Gonzalo Mine ("SG")	Now Online
2	250	Avino Mine Stockpiles, SG, Avino Mine	Now Online
3	1,000	Avino Mine*	Expected in 2014

- A 250 TPD circuit ("Circuit 2") was commissioned in April 2013 and is being used to process remaining aboveground stockpiles at the Avino Mine. After the historic stockpiles have been depleted, this circuit will have the capacity to process mill feed from the San Gonzalo Mine or the Avino Mine once production activity commences.
- Circuit 1 is expected to continue to process high-grade mill feed from the San Gonzalo Mine.
- Circuit 3 is expected to begin processing mineralized material from the Avino Mine in 2014*.

**No feasibility or preliminary economic assessment has been carried out at the Avino Mine. The Company expects to achieve full production at levels intended by management without undertaking any further formal studies at this time.*

In July 2013, a cone crusher was purchased as part of the expansion program to facilitate the plant's processing capacity to 1,500 TPD. Installation of the crusher was completed in July. Other items added to the mill during the year include a scalping screen, a product screen, a coarse ore bin, extra conveyors, a magnet and a metal detector, a mill starter and clutch and a pressure filter.

Resource Estimate

In June 2013, Avino released the results of a technical report that outlines resources on the Avino Property. This latest report titled "Technical Report on the Avino Property, Durango, Mexico" was filed on SEDAR on July 24, 2013 and includes resource estimates for the San Gonzalo Mine and Avino Mine systems as well as the Avino Mine Oxide Tailings Resource. The technical report was prepared by Tetra Tech, an independent engineering consultant commissioned by Avino, and the resources from the report are summarized in the table below according to the measured, indicated and inferred categories.

The Avino Mine and San Gonzalo Mine mineral resource estimates were prepared by Robert Morrison, Ph.D., P.Geo., while the oxide tailings resource estimate was prepared by Mike O'Brien, M.Sc., P.Geo. Dr. Morrison and Mr. O'Brien are both employees of Tetra Tech and independent of the Company as defined by Section 1.5 of National Instrument 43-101.

Summary of Mineral Resources for the Avino Property

Resource Category	Deposit	Cut-off Ag Eq*	Tonnes	------------Contained Metal---------- Ag_Eq (oz)	Ag (oz)	Au (oz)	Cu (t)	----------Grade---------- Ag_Eq (g/t)	Ag (g/t)	Au (g/t)	Cu (%)
Measured	**San Gonzalo System**	150	71,416	914,791	759,801	3,288	n/a	398	331	1.432	n/a
	Total Measured - All Deposits		71,416	914,791	759,801	3,288	n/a				
Indicated	**Avino System**	100	4,253,968	23,838,626	10,835,338	72,207	30,914	174.3	79.2	0.528	0.727
Indicated	**San Gonzalo System**	150	222,407	2,763,069	2,043,514	15,263	n/a	386	286	2.134	n/a
Total Indicated - All Deposits			4,476,375	26,601,698	12,878,852	87,470	30,914				
Total Measured & Indicated -All Deposits			**4,547,791**	**27,516,489**	**13,638,653**	**90,758**	**30,914**				
Inferred	Avino System	100	3,220,896	16,262,944	7,068,831	75,858	17,719	157	68.3	0.733	0.56
Inferred	**San Gonzalo System**	150	1,085,276	10,494,843	8,158,834	49,649	n/a	300.8	233.8	1.42	n/a
Inferred	**Oxide Tailings**	50*	2,340,000	n/a	6,660,000	39,530	n/a	n/a	91.3	0.54	n/a
Total Inferred - All Deposits			**6,646,172**	**26,757,787**	**21,887,665**	**164,937**	**17,719**				

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

San Gonzalo Mine System

The San Gonzalo Mine estimate was based on data from surface diamond drill programs between 2007 and 2011 (64 holes and 14,624 metres of drilling) and underground development sampling data from levels 1, 2, 3 and 4. Modeling of this data also shows the presence of mineralization for the nearby Angelica vein and its resource estimate has been added to those of the San Gonzalo vein.

The base case scenario used in the estimation assumes a silver price of $US20 which translates into a cut-off grade of 150 g/t silver equivalent at San Gonzalo. At the time of the report, the current silver price analysis using US$24.50 per ounce established a cut-off grade of 120 g/t for silver equivalent.

Avino Mine System

The Avino Mine estimate was based on data from surface diamond drill programs between 2006 and 2012 (34 holes and 11,523 metres of drilling). Historic mining information was also provided to assist with the modeling of the deposit for the mined out open pit and underground areas as well as to project the shape of the deposit below the 12th level. The 3D wire frame model shows the presence of another mineralization zone called the "Hanging Wall Breccia" or "Cross Cutting Vein". Its resource estimate has been included in the Avino Mine system.

Method of Mineral Resource Calculation

The Avino system and San Gonzalo system mineral resources were modeled and estimated using Datamine™ software version 3.20.6140.0. The reported mineral resource was interpolated using ordinary kriging (OK) and capped grades. Avino mineralization included the interpolation of silver, gold and copper, while San Gonzalo mineralization included the interpolation of silver and gold. Where sufficient data was available, specific gravity (SG) was estimated using OK, otherwise the average estimated value was assigned.

Reported cut-offs utilize a silver equivalent (Ag Eq) calculation where the total metal value is converted into an in situ silver resource. For reporting purposes, a base-case Ag Eq cut-off of 100 g/t is used for the Avino system and an Ag Eq cut-off of 150 g/t is used for the San

Gonzalo system. At the time of the Tetra Tech report, cut-offs used for financial projections by the Company based on recent market prices included 80 g/t for the Avino system and 120 g/t for the San Gonzalo system.

To calculate the above silver equivalent grades, Avino has assumed a price of silver of US $20 per oz., a price of copper of US$3.66 per lb with a recovery rate of 85% for copper, and a price of gold of US $1,507 per oz., with 75% recovery rate for gold at the Avino Mine and 70% recovery rate for gold at the San Gonzalo Mine.

The Oxide Tailings mineral resource was estimated using Geovariance Isatis™ software and OK interpolation with uncapped grades. The assay values for this estimate are based on 28 drill holes which were completed on the tailings by CMMA in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. A specific gravity of 1.605 was used based on the global average for the Oxide Tailings reported by Slim (2005d). For reporting purposes, a silver cut-off of 50 g/t was used; an Ag Eq value was not calculated for the Oxide Tailings. This mineral resource was estimated by Mr. Mike O'Brien, and has an effective date of July 24, 2012. It was originally disclosed by Tetra Tech (2012), but is considered current as of July 19, 2013.

Avino Mine Oxide Tailings Resource

Avino continues to explore options for upgrading the Oxide Tailings Resource. The Oxide and Sulphide tailings are situated approximately 500 m west-southwest of the main shaft to the Avino Mine.

The Avino Property tailings include oxide and sulphide tailings, each requiring separate treatment methods. The tailings were accumulated between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) and later underground (sulphide tailings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

In Q2 2013, an updated Technical Report was published on the Avino Property by Tetra Tech, Avino's independent engineering consultant and included a reference to a preliminary economic assessment and resource estimate on the oxide tailings that was prepared in 2012. The report can be viewed on Avino's website or on SEDAR.

The Company continues to evaluate the Oxide Tailings Project which had an estimated capital expenditure budget of US$29 million, according to the Tetra Tech report. Plans are being formulated to move this project forward in 2015.

Qualified Person(s)

Avino's projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this MD&A.

Other Highlights

In 2013, a new Income Tax Law was enacted in Mexico ("Mexican Tax Reform") which became effective January 1, 2014. The Mexican tax Reform contains many new provisions that will or may affect the Company immediately or in the future as follows:

- A new environmental duty of 0.5% of gross income from the sale of silver and gold;
- A new 7.5% mining royalty calculated as taxable revenues (except interest and inflationary adjustment), less allowable deductions for income tax purposes (excluding interest, inflationary adjustment, mining concessions and depreciation and depletion), less exploration expenses;
- Corporate income tax rate to remain at 30%, eliminating the previously scheduled reduction to 29% in 2014 and a further 1% in 2015 to 28%;
- Elimination of the Business Flat Tax ("IETU");
- Elimination of the option for depreciation of capital assets on an accelerated basis;
- Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight line basis over 10 years;
- Reduction of deductibility for various employee fringe benefits; and
- A 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has taken the position that the new 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purposes, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have a financial reporting value but no corresponding tax value for the purposes of the royalty. In the fourth quarter of 2013, the Company recognized a non cash accounting charge to the statement of operations of $1,163,717 in respect of this royalty.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1. Maintain profitable mining operations at San Gonzalo while managing operating costs and improving efficiencies;
2. Advance the Avino Mine for mineral production, expand mill output from 500 to 1,500 TPD;
3. Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
4. Continue to explore regional targets on the Property followed by other properties in our portfolio.

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company's mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company's ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company's financial condition and results of operations. Achieving a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company's financial condition.

The Company has adopted the reporting of "all-in sustaining cash cost per silver equivalent ounce". This measure has no standardized meaning throughout the industry however it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing silver and gold. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver and gold and better assess the Company's ability to generate cash flow from operations. Although the measure seeks to reflect the full cost of silver and gold production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Although this measure is not representative of all of the Company's cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share as it believes it assists investors and other stakeholders to evaluate the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company's consolidated financial statements are provided below. The measures presented are intended to provide additional information and should not be considered in isolation nor should they be considered substitutes for IFRS measures.

Cash Cost per Silver Equivalent Ounce

The following table provides a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold.

	Three months ended December 31, 2013			Year ended December 31, 2013		
	San Gonzalo	Avino Stockpiles	Total	San Gonzalo	Avino Stockpiles	Total
Cost of sales	$1,809,404	$597,890	$2,407,294	$7,516,267	$1,452,142	$8,968,409
Depletion, depreciation, and accretion	(190,856)	(13,254)	(204,110)	(884,993)	(64,333)	(949,326)
Cash production cost	1,618,548	584,636	2,203,184	6,631,274	1,387,809	8,019,083
Silver equivalent ounces sold	165,060	29,516	194,576	677,782	111,353	789,135
Cash cost per AgEq ounce	**$9.81**	**$19.81**	**$11.32**	**$9.78**	**$12.46**	**$10.16**

Silver equivalent ounces "AgEq" consist of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following table provides a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold:

	Three months ended December 31, 2013			Year ended December 31, 2013		
	San Gonzalo	Avino Stockpiles	Total	San Gonzalo	Avino Stockpiles	Total
Cost of sales	$1,809,404	$597,890	$2,407,294	$7,516,267	$1,452,142	$8,968,409
Depletion, depreciation, and accretion	(190,856)	(13,254)	(204,110)	(884,993)	(64,333)	(949,326)
Cash production cost	1,618,548	584,636	2,203,184	6,631,274	1,387,809	8,019,083
Operating and administrative expenses	733,178	140,280	873,458	3,772,886	474,545	4,247,431
Depreciation	(143)	(29)	(172)	(607)	(80)	(687)
Share-based payments	(14,846)	(2,840)	(17,686)	(815,742)	(92,620)	(908,362)
Cash operating cost	2,336,737	722,047	3,058,784	9,587,811	1,769,654	11,357,465
Silver equivalent ounces sold	165,060	29,516	194,576	677,782	111,353	789,135
All-in sustaining cash cost per AgEq ounce	**$14.16**	**$24.46**	**$15.72**	**$14.15**	**$15.89**	**$14.39**

In 2013, the Company experienced a decrease on cash cost per silver equivalent ounce at its San Gonzalo Mine from $14.22 in 2012 to $9.78. The Company continued to review its expenditures and implemented cost reduction programs in key areas to achieve lower costs. Further, the Company has improved efficiency at its San Gonzalo mine by increasing the size of its team of professionals in Mexico who have significant experience in mining and processing operations.

In April 2013, the Company started processing Avino Stockpile material through its newly refurbished Circuit 2 which has a processing capacity of 250 TPD. The costs to process this material in 2013 amounted to $12.46 (cash cost per silver equivalent ounce) and $15.89 (all-in sustaining cash cost per silver equivalent ounce). The Company is very pleased with these costs. Although the costs were higher than those for San Gonzalo, the sale of Avino Stockpile material is profitable at current metal prices. All-in sustaining cash cost per silver equivalent ounce for the fourth quarter of 2013 reflects maintenance expenditures during the period that are expected to be non-recurring as well as higher than expected diesel costs due to increasing prices. The Company is endeavouring to limit its exposure to diesel prices by converting Circuit 2 to electrical power with planning for electrical capacity already underway.

The Company expects operating costs in 2014 to be consistent with those of 2013. Management will continue to focus on maintaining low costs through efficient operations.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flows, divided by the basic weighted average shares outstanding during the period.

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2013	2012	2013	2012
Operating cash flows before movements in working capital	$838,372	$589,023	$5,196,736	$(741,615)
Weighted average number of shares outstanding				
Basic	27,472,002	27,114,840	27,405,179	27,072,053
Diluted	27,788,634	27,114,840	27,701,403	27,072,053
Cash Flow per Share - basic and diluted	**$0.03**	**$0.02**	**$0.19**	**$ (0.03)**

Working Capital

	December 31, 2013	December 31, 2012
Current assets	$8,146,912	$6,840,053
Current liabilities	(2,196,172)	(1,476,681)
Working Capital	**$5,950,740**	**$5,363,372**

Review of Financial Results

Selected Annual Information

The following financial data is derived from the Company's financial statements for the three most recently completed financial years:

	December 31, 2013	December 31, 2012	December 31, 2011	Note
Total revenues	$16,094,701	$2,255,376	$ -	1
Cost of sales	8,968,409	1,434,569	-	1
Depletion, depreciation and accretion	949,326	188,260	-	1
Mine operating income	7,126,292	820,807	-	1
General and administrative expenses	4,247,431	1,929,746	4,042,647	2
Net income (loss)	848,212	(1,263,178)	(4,184,351)	3
Earnings (loss) per share	0.03	(0.05)	(0.16)	3
Total assets	34,552,245	26,191,608	26,136,355	4
Total non-current financial liabilities	1,090,977	78,732	-	5
Working capital	5,950,740	5,363,372	5,723,398	

1. *Total revenues have increased significantly from 2012 due the fact that 2013 reflected 12 months operations as compared to 3 months in 2012. As noted, the Company transitioned to production in Q4 2012. Also, the Company brought Circuit 2 online in April 2013 which contributed to total revenues for the year. Having a full year of production has also affected cost of sales and mine operating income relative to the change in revenues.*

2. *General and operating expenses have increased primarily due to the transition to production. Prior to production, many general and operating expenses were capitalized to exploration and evaluation activities, consistent with the company accounting policy for such costs. The Company has also continued to build its professional and technical team to manage the growth of the Company to maintain a cost effective and efficient operation. General operating expenses can also fluctuate due to infrequent one time events such as share based payments.*

3. *Net income was significantly higher in 2013 due to achieving a full year of production activities. Income before tax was $3,409,212, however, this was significantly reduced by non-cash deferred income expense of $2,518,453. The 2013 deferred income tax expense was largely attributed to the enactment of the new special mining duty in Mexico.*

4. *Total assets increased significantly during the year primarily due to addition of several new pieces of new equipment acquired under capital lease from Caterpillar. The new equipment is used to maintain efficient operations at the San Gonzalo mine and to further prepare the Avino Mine for production which is expected later this year. The Company also incurred significant costs to refurbish and prepare the Avino Mine.*

Results of Operations

Summary of Quarterly Results

Period ended	2013 Dec 31 Q4	2013 Sept 30 Q3	2013 Jun 30 Q2	2013 Mar 31 Q1	2012 Dec 31 Q4	2012 Sept 30 Q3	2012 Jun 30 Q2	2012 Mar 31 Q1
Revenue	$3,831,123	$3,821,622	$4,951,952	$3,490,004	2,255,376	-	-	-
Earnings / Loss for the period	(1,625,762)	938,694	1,447,302	87,978	$ 173,660	$ (829,315)	$ (395,556)	$ (211,967)
Earnings / Loss per Share - basic	(0.06)	0.03	0.05	0.00	0.01	(0.03)	(0.01)	(0.01)
Earnings / Loss per Share - diluted	(0.06)	0.03	0.05	0.00	0.01	(0.03)	(0.01)	(0.01)
Total Assets	**$34,552,245**	**$30,848,797**	**$29,928,165**	**$28,114,457**	**$26,191,608**	**$25,674,380**	**$25,825,567**	**$26,055,529**

- Quarterly revenues for the past 5 quarters have been consistent. Q4 2012 was slightly lower than each of the quarters in 2013 as there were only 2 months of production available for sale. Q2 2013 revenues were higher due to Circuit 2 coming online in April 2013 in addition to slightly higher metals prices and better grades experienced at the Company's San Gonzalo Mine.
- Prior to Q4 2012 the Company was not in production therefore it did not have any reportable revenues. Prior to production, proceeds from the sale of concentrate were reported as a reduction in mineral properties. Earnings in Q4 2013 were significantly lower due to recording a significant non-cash deferred income tax expense of $2,342,453 relating primarily to the effects of the recent reforms to Mexican tax legislation including the creation of the 7.5% mining royalty.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administration expenses, including non-cash items such as share based payments, and other items including foreign exchange and deferred income taxes.

Subsequent Events

In February 2014, the Company closed a brokered public offering through Noble International Investments, Inc. Total gross proceeds of USD$5,000,000 were raised through the sale of 2,066,117 units at a price of US$2.42 per unit. Each unit consisted of one common share and one-half of a transferable share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at US$2.87 per share until February 25, 2017, provided that if the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than US$6.85 per share for a period of twenty consecutive trading days, then the Company may deliver a notice to the warrant holder notifying such holder that the warrants must be exercised within thirty days from the date of delivery of such notice, otherwise the warrants will expire at 4:30 p.m. (Vancouver time) on the thirty-first day after the date of delivery of the Notice.

In February 2014, the Company closed an at-the-market ("ATM") brokered public offering in the United States with Cantor Fitzgerald & Co. of New York. A total of US$5,741,668 in gross proceeds was raised through the sale of 2,540,709 common shares. The offering was an "ATM" public offering in the United States of registered securities by way of a Form F-3 Registration Statement, base prospectus, and prospectus supplement filed with the U.S. Securities and Exchange Commission.

The proceeds raised from these two financings will be used to further develop and expand the Avino Mine and related property and for general working capital.

Subsequent to December 31, 2013, 130,600 options were exercised for gross proceeds of $136,762.

Consolidated Statements of Operations for the year ended December 31, 2013 compared with the year ended December 31, 2012:

	2013	2012	Notes
Revenue	$16,094,701	$2,255,376	1
Cost of Sales	8,968,409	1,434,569	2
Mine Operating Income	7,126,292	820,807	
General and Administrative Expenses			
Depreciation	687	6,193	
Directors' fees	155,000	22,500	3
Investor relations	194,955	247,044	
Management and consulting fees	390,510	224,532	4
Office and miscellaneous	722,816	434,011	5
Interest expense	52,753	-	
Professional fees	311,193	205,578	6
Regulatory and compliance fees	140,629	75,738	7
Salaries and benefits	1,204,666	561,398	8
Sales tax write-down provision recovery	-	(47,409)	9
Share-based payments	908,362	18,408	10
Travel and promotion	165,860	181,753	
	4,247,431	1,929,746	
Income (loss) before other items and income tax	2,878,861	(1,108,939)	
Other Items			
Interest income	41,604	21,760	
Other income	103,802	23,464	11
Mineral property option income	69,500	54,317	
Unrealized loss on investments	(99,833)	(110,021)	
Foreign exchange gain	415,278	116,562	12
Income (loss) before income tax	3,409,212	(1,002,857)	
Current income tax expense	(42,547)	-	
Deferred income tax expense	(2,518,453)	(260,321)	13
Net income (loss)	848,212	(1,263,178)	14
Earnings (loss) per Share			
Basic	$0.03	$(0.05)	14
Diluted	$0.03	$(0.05)	14

1. Revenues for the year ended December 31, 2013 were $16,094,701. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles. Revenues for the comparable year were $2,255,376. Revenues for the comparable year were lower as there were only 2 months of production available for sale. Further, revenues for the current year reflect concentrate sales from the Avino stockpiles which commenced in April 2013, and there were no such sales in the comparable year.

2. Total cost of sales for the year was $8,968,409. Cost of sales includes mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion. All costs of sales relate to the production of silver and gold bulk concentrate from the San Gonzalo Mine and the processing of the Avino stockpiles.

3. Directors' fees were $155,000 during the year ended December 31, 2013 compared to $22,500 in the comparable year, an increase of $132,500. The increase is due to an increase in Director's fees to $5,000 per quarter for each director effective from the first quarter of 2013.

4. Management and consulting fees were $390,510 during the year ended December 31, 2013 compared to $224,532 in the comparable year, an increase of $165,978. The increase is due to a bonus of $150,000 to the CEO and a bonus of $32,500 to the COO.

5. Office and miscellaneous expenses were $722,816 for the year ended December 31, 2013 compared to $434,011 for the year ended December 31, 2012, an increase of $288,805. The increase relates to higher office costs and rent at the Company's head office. There was also an increase in administration activities at the Company's Mexican subsidiaries as the San Gonzalo Mine achieved production levels intended by management. Office and miscellaneous costs include costs incurred at the Company's head office in Canada, at the Durango, Mexico office and at the mine site office.

6. Professional fees increased by $105,615 from $205,578 in the year ended December 31, 2012 to $311,193 in the year ended December 31, 2013. The increase is due to audit and review fees. Effective from the first quarter of 2013, the Company commenced quarterly reviews of its condensed consolidated interim financial statements.

7. Regulatory and compliance fees were $140,629 for the year ended December 31, 2013 compared to $75,738 for the comparable year, an increase of $64,891. The increase is due to higher filing fees and increased listing requirements in connection with the Company's listing on the NYSE MKT.

8. Salaries and benefits for the year ended December 31, 2013 were $1,204,666, an increase of $643,268 compared to the year ended December 31, 2012. The Company has continued to build its professional resource team to meet the growth and expansion of the Company's operations in Mexico. Also, many payroll items related to activities at the San Gonzalo Mine and the Avino stockpiles were previously not expensed when those properties were in the exploration and evaluation stage.

9. During the previous year the Company recorded a $47,409 provision recovery relating to uncollectible VAT. The Company has consistently achieved a high rate of collection of VAT. Consequently management has concluded that is appropriate to reverse prior year's provisions for uncollectible amounts. No provisions for recovery were required in the current year.

10. Share-based payments for the year ended December 31, 2013 were $908,362 compared to $18,408 for the year ended December 31, 2012, an increase of $889,954. The increase is due to the grant of 650,000 stock options to officers, directors, employees, and consultants during the year compared to 30,000 stock options granted in the comparable year.

11. Other income increased by $80,338 to $103,802 in the current year. During the year the Company started selling one-ounce silver rounds at trade shows and to some online customers and as the sales are insignificant they are considered as incidental income. Other income also includes proceeds related to insignificant sales of old equipment.

12. Gain on foreign exchange was $415,278 compared to $116,562 in the comparable year. The increase of $298,716 is the result of favorable fluctuations in foreign exchange rates of the US dollar against the Canadian dollar.

13. Deferred tax expense increased from $260,321 in the year ended December 31, 2012 to $2,518,453 in the current year. The increase of $2,258,132 is primarily due to the effects of the recent reforms to Mexican tax legislation including the creation of the 7.5% mining royalty.

14. As a result of the foregoing, net income for the year ended December 31, 2013 was $848,212, an increase of $2,111,390 compared to the year ended December 31, 2012, and an increase in earnings (loss) per share from ($0.05) for the year ended December 31, 2012 to $0.03 for the year ended December 31, 2013.

Consolidated Statements of Operations for the quarter ended December 31, 2013 compared with the quarter ended December 31, 2012:

	2013	2012	Notes
Revenue	$3,831,123	$2,255,376	1
Cost of Sales	2,407,294	1,434,569	2
Mine Operating Income	1,423,829	820,807	
General and Administrative Expenses			
Depreciation	172	5,549	
Directors' fees	20,000	6,000	3
General exploration	-	(24,315)	
Investor relations	52,738	65,557	
Management and consulting fees	46,140	89,532	4
Office and miscellaneous	197,384	183,810	
Interest expense	13,015	-	
Professional fees	28,558	141,453	5
Regulatory and compliance fees	59,951	13,995	6
Salaries and benefits	404,020	405,983	
Sales tax write-down provision recovery	-	(47,409)	7
Share-based payments	17,686	1	8
Travel and promotion	33,793	48,976	
	873,458	889,152	
Income (loss) before other items and income tax	550,371	(68,345)	
Other Items			
Interest income	2,934	(11,785)	
Other income	94,252	16,432	9
Unrealized gain (loss) on investments	11,650	(7,872)	
Foreign exchange gain	100,031	505,551	10
Income (loss) before income tax	759,238	433,981	
Current income tax expense	(42,547)	-	
Deferred income tax expense	(2,342,453)	(260,321)	11
Net income (loss)	(1,625,762)	173,660	12
Earnings (loss) per Share			
Basic	$(0.06)	$0.01	12
Diluted	$(0.06)	$0.01	12

1. *Revenues for the three months ended December 31, 2013 were $3,831,123 compared to $2,255,376 in the same quarter 2012. Revenues relate to the sale of silver and gold bulk concentrate produced from San Gonzalo Mine and from processing Avino stockpiles. Revenues for the comparable quarter were lower as there were only 2 months of production available for sale. Further, revenues for the current year reflect concentrate sales from the Avino stockpiles, which commenced in April 2013, and there were no such sales in the comparable year.*

2. *Total cost of sales for the three months ended December 31, 2013 was $2,407,294. Cost of sales includes mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion. All costs of sales relate to the production of silver and gold bulk concentrate from the San Gonzalo Mine and the processing of the Avino stockpiles.*

3. *Directors' fees were $20,000 during the three months ended December 31, 2013 compared to $6,000 in the same quarter of 2012, an increase of $14,000. The increase is related to an increase in directors' fees from $1,500 to $5,000 per director per quarter effective from the first quarter of 2013.*

4. *Management and consulting fees for the three months ended December 31, 2013 were $46,140 compared to $89,532 in the same quarter of 2012, a decrease of $43,392. The decrease is due to a one-time engagement of a consultant in the comparable quarter of 2012.*

5. *Professional fees decreased by $112,895 from $141,453 in the three months ended December 31, 2012 to $28,558 in the current period. The decrease is due to differences in timing of accruals for audit fees in the two periods.*

6. *Regulatory and compliance fees were $59,951 for the quarter ended December 31, 2013 compared to $13,995 for the same quarter last year, an increase of $45,956. The increase is due to higher filing fees and increased listing requirements in connection with the Company's listing on the NYSE MKT.*

7. *During the previous period the Company recorded a $47,409 provision recovery relating to uncollectible VAT. The Company has consistently achieved a high rate of collection of VAT. Consequently management has concluded that is appropriate to reverse prior year's provisions for uncollectible amounts. No provisions for recovery were required in the current period.*

8. *Share-based payments for the three months ended December 31, 2013 were $17,686 compared to $1 for the comparative period, an increase of $17,685. The increase is due to differences in vesting periods for stock options granted in respect of investor relations activities.*

9. *Other income increased from by $77,820 to $94,252 in the current period. Other income reflects sales of one-ounce silver rounds at trade shows and to some online customers and as the sales are insignificant they are considered as incidental income. Other income also includes proceeds related to insignificant sales of old equipment.*

10. *Gain on foreign exchange was $100,031 compared to $505,551 in the last quarter of 2012. The decrease of $405,520 is the result of fluctuations in foreign exchange rates of the US dollar against the Canadian dollar and the Mexican peso against the US dollar.*

11. *Deferred income tax expense increased from $260,321 in the quarter ended December 31, 2012 to $2,342,453 in the last quarter of 2013. The increase of $2,082,132 is primarily due to the effects of the recent reforms to Mexican tax legislation including the creation of the 7.5% mining royalty.*

12. *As a result of the foregoing, net loss for the three months ended December 31, 2013 was $1,625,762, a decrease of $1,799,422 compared to the quarter ended December 31, 2012. The decrease in income is also reflected in the decrease in earnings per share from $0.01 to a loss of $0.06.*

Liquidity and Capital Resources

The Company's ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to complete advancement and sustain profitable operations.

Management expects that the Company's ongoing liquidity requirements will be funded from current cash and cash equivalents and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including the re-opening of the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company's ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver and gold and other factors outside the Company's control and there is no guarantee the Company will be able to secure any or all necessary financing in the future.

On December 20, 2012, the Company announced that it had entered into a master credit facility of up to US$5 million with Caterpillar Finance in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine. As of the date of this MD&A, the Company had US$752,828 in available credit remaining under this facility.

In February 2014, the Company closed a brokered public offering for gross proceeds of US$5,000,000 and an at the market brokered public offering for gross proceeds of US$5,741,668. These funds will be used for advancing the Avino Mine for the Company's mining operations in Mexico, as well as for general working capital requirements. In April 2014, the Company arranged for a letter of credit facility in the amount of $363,320 (€242,213) in order to purchase equipment necessary for refurbishing circuit # 3 to be used for processing material from the Avino Mine.

Discussion and analysis relating to the Company's liquidity as at December 31, 2013 and December 31, 2012 is as follows:

Statement of Financial Position	**December 31, 2013**	**December 31, 2012**
Cash and cash equivalents	$3,839,595	$4,035,985
Working Capital	5,950,740	5,363,372
Deficit	28,502,464	29,458,319

Cash Flow	**December 31, 2013**	**December 31, 2012**
Cash generated (used) by operating activities	$3,983,352	$(1,459,727)
Cash generated (used) by financing activities	(38,346)	32,631
Cash generated (used) by investing activities	(4,128,467)	156,524
Increase (decrease) in cash and cash equivalents	(183,461)	(1,270,572)
Effect of exchange rate changes on cash and cash equivalents	(12,929)	24,093
Cash and cash equivalents, beginning of the year	4,035,985	5,282,464
Cash and cash equivalents, end of year	**$3,839,595**	**$4,035,985**

Operating Activities:

Cash generated by operating activities for the year ended December 31, 2013 was $3,983,352 compared to cash used by operating activities of $1,459,727 for the year ended December 31, 2012. The increase in cash provided by operating activities is primarily due to the increase in mine operating income in connection with the Company's achievement of production levels intended by management on October 1, 2012, from which point the Company recognized revenues and costs in its consolidated statement of operations and comprehensive income (loss).

Financing Activities:

Cash used by financing activities was $38,346 compared to cash generated by financing activities of $32,631 in the comparable year, a decrease of $70,977. Cash used by financing activities relates to principal repayments on equipment acquired under capital lease. During the year ended December 31, 2013, the Company made payments of $335,531, compared to payments of $42,969 in the comparable year. Cash provided by financing activities relates to the issuance of common shares upon the exercising of stock options. During the year ended December 31, 2013, employees, consultants, and directors exercised more stock options generating cash flows of $297,185 (2012 - $75,600).

Investing Activities:

Cash used by investing activities for the year ended December 31, 2013 was $4,128,467 compared to cash generated by investing activities of $156,524 for the year ended December 31, 2012. Cash used in investing activities during the year ended December 31, 2013 includes cash expenditures of $3,315,192 on the acquisition of equipment. Equipment purchases include new mining, milling and processing, and transportation equipment used at the Company's San Gonzalo Mine and Avino stockpiles. In addition, the Company acquired equipment to refurbish the 1,000 TPD circuit and to advance the dewatering and refurbishment of the Avino underground mine. Cash expenditures on equipment also include down payments on equipment acquired under capital lease. The company also sold some equipment not required for current operations for cash proceeds of $88,637.

The Company also incurred cash expenditures of $901,912 on exploration and evaluation activities relating to the Avino Mine. Additional details of additions to exploration and evaluation assets and equipment are summarized in notes 7 and 10 respectively to the audited consolidated financial statements for the year ended December 31, 2013.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a) The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2013, 2012 and 2011 are as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Salaries, benefits, and consulting fees	$779,571	$243,011	$362,173
Share-based payments	420,450	-	2,009,400
	$1,200,021	$243,011	$2,371,573

(b) In the normal course of operations the Company transacts with companies related to Avino's directors or officers. At December 31, 2013 and December 31, 2012 the following amounts were due to related parties:

	December 31, 2013	December 31, 2012
Directors' fees	$10,352	$24,469
Oniva International Services Corp.	135,458	147,845
Sampson Engineering Inc.	1,840	2,400
Andrew Kaplan	1,518	-
Jasman Yee & Associates, Inc.	5,040	-
Wear Wolfin Designs	2,625	-
	$156,833	$174,714

(c) Other related party transactions

The Company owns a 16.67% interest in Oniva International Services Corp. ("Oniva"), a private company with common management, which provides office and administration services to the Company. The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva's total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. The transactions with Oniva during the year are summarized below:

	December 31, 2013	December 31, 2012	December 31, 2011
Salaries and benefits	$309,816	$179,555	$151,941
Office and miscellaneous	292,008	276,201	240,810
	$601,824	$455,756	$392,751

In the normal course of operations, the company transacts with companies related to Avino's directors and officers. During the years ended December 31, 2013, 2012, and 2011, the company recorded consulting fees of $75,014 (2012 - $63,938; 2011 – $48,429) from a company controlled by a director, and financial consulting fees of $30,000 (2012 – $30,000; 2011 – $30,000) from a company related to a director.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Financial Instruments and Risks

The fair values of the Company's cash and cash equivalents, interest receivable, sales taxes receivable, accounts receivable, due to related party and accounts payable approximate their carrying values because of the short-term nature of these instruments. The investments in related and other companies are based on quoted market prices.

The Company's financial instruments are exposed to certain financial risks, credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents, sales taxes recoverable, and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one counterparty and all of its stockpile sales are with one other counterparty. However, the Company has not recorded any allowance against its trade receivables because to date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company also has credit risk in respect of its sales taxes recoverable, which are due from the governments of Mexico and Canada. The balances are expected to be recoverable in full due to the Company's previous collection history and the nature of the counterparties.

The Company's maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2013, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company has cash and cash equivalents at December 31, 2013 in the amount of $3,839,595 (2012 - $4,035,985) in order to meet short-term business requirements. At December 31, 2013, the Company had current liabilities of $2,196,172 (2012 - $1,476,681). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms. Current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment. Current income taxes are due within 12 months.

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management's opinion, the Company is not exposed to significant interest rate risk as the Company's finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	December 31, 2013		December 31, 2012	
	MXN	USD	MXN	USD
Cash and cash equivalents	$6,166,837	$2,508,191	$3,586,471	$1,312,607
Sales taxes recoverable	3,599,484	-	2,180,706	-
Amounts receivable	1,897,963	1,197,766	3,096,083	210,076
Accounts payable and accrued liabilities	(10,149,263)	(408,427)	(2,775,290)	(408,437)
Finance lease obligations	-	(1,579,402)	-	(236,157)
Net exposure	1,515,021	1,718,128	6,087,970	878,089
Canadian dollar equivalent	$123,004	$ 1,827,401	$467,178	$973,611

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2013, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company's earnings by approximately $220,137 (December 31 2012 - $134,078).

The Company has not entered into any foreign currency contacts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company's control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2013, a 10% change in the market price of silver would have an impact on net earnings of approximately $383,094 (2012 - $227,572), and a 10% change in the market price of gold would have an impact on net earnings of approximately $125,612 (2012 - $45,776).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2013, a 10% change in market prices would have an impact on net earnings of approximately $10,904 (2012 - $19,437).

The Company's ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy as at December 31, 2013.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,839,595	-	-
Investments in related parties	94,040	-	-
Other investments	55,000	-	-
	$3,988,635	-	-

Commitments

The Company has a cost sharing agreement with Oniva that may be terminated with one-month notice by either party.

The Company and its subsidiaries have various lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	December 31, 2013	December 31, 2012
Not later than one year	$254,017	5,512
Later than one year and not later than five years	364,827	597,188
Later than five years	69,499	76,506
	$688,343	$922,206

Changes in Accounting Standards

Effective January 1, 2013, the Company has adopted the following standards along with any consequential amendments in accordance with the applicable transitional provisions: IFRS 10 – Consolidated Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interests in Other Entities, IFRS 13 - Fair Value Measurement, IAS 27 – Separate Financial Statements, IAS 28 – Investments in Associates and Joint Ventures, IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine; and IAS 1 – Presentation of Financial Statements. The adoption of these new accounting standards had no material impact on the Company's financial statements.

The following standards will be effective for annual periods beginning on or after January 1, 2014.

IAS 32 – Financial Instruments: Presentation

In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. The application of this standard is not expected to have any impact on the Company's consolidated financial statements.

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The application of this standard is not expected to have any impact on the Company's consolidated financial statements.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, Levies ("IFRIC 21"), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company is currently evaluating the impact of applying IFRIC 21 on its consolidated financial statements.

The following standard will be effective for annual periods beginning on or after January 1, 2015:

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, Financial Instruments ("IFRS 9") and to reduce the complexity in the classification and measurement of financial instruments. The completed version of IFRS 9 will include classification and measurement, impairment and hedge accounting requirements and the IASB has tentatively decided that the mandatory effective date of this new standard will be for annual periods beginning on or after January 1, 2015. The Company is currently monitoring the phases of this IASB project with a view to evaluating the impact of the standard when it is issued in its final form, which is expected in 2014.

Outstanding Share Data

The Company's authorized share capital consists of an unlimited number of common shares without par value. As at April 17, 2014, the following common shares, warrants, and options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	32,226,260	-	-
Warrants	1,033,059	2.87	2.97
Stock options	2,502,357	$0.75 - $2.00	0.44 - 4.40
Fully diluted	35,761,676		

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company's disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at December 31, 2013 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at December 31, 2013 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows;

a) Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

b) Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in resources including number of staff. The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to perform periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of April 17, 2014. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company's operations, and statements regarding the Company's liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.



FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

CONSOLIDATED FINANCIAL STATEMENTS

Management's Responsibility For Financial Reporting

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management's best estimates and judgements based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been audited by Manning Elliott LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

David Wolfin
President & CEO
April 17, 2014

Malcolm Davidson, CA
Chief Financial Officer
April 17, 2014

Report Of Independent Registered Public Accounting Firm

To the Shareholders of

Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Manning Elliott LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 17, 2014

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2013	December 31, 2012
ASSETS			
Current assets			
Cash and cash equivalents		$3,839,595	$4,035,985
Interest receivable		6,040	1,070
Sales taxes recoverable	5	307,101	196,178
Accounts receivable		1,425,741	254,695
Prepaid expenses and other assets		713,967	126,285
Inventory	6	1,854,468	2,225,840
		8,146,912	6,840,053
Exploration and Evaluation Assets	7	15,686,176	12,828,202
Plant, Equipment and Mining Properties	10	10,564,617	6,308,480
Investments in Related Companies	11	94,040	194,373
Investments in Other Companies	12	55,000	15,000
Reclamation Bonds		5,500	5,500
		$34,552,245	$26,191,608
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		$1,410,947	$1,145,747
Amounts due to related parties	17	156,833	174,714
Current portion of finance lease obligations	18	585,845	156,220
Income taxes payable	24	42,547	-
		2,196,172	1,476,681
Finance Lease Obligations	18	1,090,977	78,732
Reclamation Provision	13	1,833,938	323,140
Deferred Tax Liabilities	24	4,884,130	2,365,677
Total liabilities		10,005,217	4,244,230
EQUITY			
Share Capital	14	42,784,832	42,088,103
Equity Reserves		10,150,849	9,749,674
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income (Loss)		215,680	(330,211)
Accumulated Deficit		(28,502,464)	(29,458,319)
Total Equity		24,547,028	21,947,378
		$34,552,245	$26,191,608

Commitments – Note 20

Subsequent Events – Note 25

Approved by the Board of Directors on April 17, 2014

Gary Robertson, Director   David Wolfin, Director

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian dollars)

	Note	2013	2012	2011
Revenue	16	$16,094,701	$2,255,376	$ -
Cost of Sales	16	8,968,409	1,434,569	-
Mine Operating Income		7,126,292	820,807	-
General and Administrative Expenses				
Depreciation		687	6,193	803
Directors' fees		155,000	22,500	18,000
Interest expense		52,753	-	-
Investor relations		194,955	247,044	294,882
Management and consulting fees		390,510	224,533	296,260
Office and miscellaneous		722,816	434,011	181,721
Professional fees		311,193	205,578	189,459
Regulatory and compliance fees		140,629	75,738	121,591
Salaries and benefits		1,204,666	561,398	276,866
Sales tax write-down (provision recovery)		-	(47,409)	-
Share-based payments	15	908,362	18,408	2,529,620
Travel and promotion		165,860	181,753	133,445
		4,247,431	1,929,746	4,042,647
Income (loss) before other items and income taxes		2,878,861	(1,108,939)	(4,042,647)
Other Items				
Foreign exchange gain		415,278	116,562	68,404
Interest income		41,604	21,760	78,857
Mineral property option income	8	69,500	54,317	-
Other income		103,802	23,464	10,499
Unrealized loss on investments		(99,833)	(110,021)	(212,966)
Net income (loss) before income tax		3,409,212	(1,002,857)	(4,097,853)
Income taxes				
Current income tax expense	24	(42,547)	-	-
Deferred income tax expense	24	(2,518,453)	(260,321)	(86,498)
		(2,561,000)	(260,321)	(86,498)
Net Income (Loss)		848,212	(1,263,178)	(4,184,351)
Other Comprehensive Income (Loss) -				
Items that may be reclassified subsequently to income or loss				
Currency translation differences of foreign operations		545,891	(67,811)	82,689
Comprehensive Income (Loss)		$1,394,103	$(1,330,989)	(4,101,662)
Earnings (Loss) per Share				
Basic		$0.03	$(0.05)	$(0.16)
Diluted		$0.03	$(0.05)	$(0.16)
Weighted Average Number of Common Shares Outstanding				
Basic		27,405,179	27,072,053	26,795,632
Diluted		27,701,403	27,072,053	26,795,632

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Changes in Equity
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

	Note	Number of common shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other	Accumulated Deficit Comprehensive Income (loss)	Total Equity
Balance, January 1, 2011		**26,157,227**	**$39,193,299**	**$9,508,838**	**$(101,869)**	**$(345,089)**	**$(24,339,389)**	**$23,915,790**
Common shares issued for cash								
Share issuance costs		-	(1,539)	-	-	-	-	(1,539)
Exercise of stock options		753,000	592,050	-	-	-	-	592,050
Share-based payments	15	-	-	2,529,620	-	-	-	2,529,620
Fair value of stock options exercised		-	1,936,273	(1,936,273)	-	-	-	-
Options and warrants cancelled or expired		-	-	(203,999)	-	-	203,999	-
Net loss for the year		-	-	-	-	-	(4,184,351)	(4,184,351)
Currency translation differences of foreign operations		-	-	-	-	82,689	-	82,689
Balance, December 31, 2011		**26,910,227**	**$41,720,083**	**$9,898,186**	**$(101,869)**	**$(262,400)**	**$(28,319,741)**	**$22,934,259**
Common shares issued for cash								
Exercise of stock options	14	82,000	75,600	-	-	-	-	75,600
Shares issued for leased claim payment	7(a)(iv)	135,189	250,100	-	-	-	-	250,100
Fair value of stock options exercised		-	42,320	(42,320)	-	-	-	-
Share-based payments	15	-	-	18,408	-	-	-	18,408
Options and warrants cancelled or expired		-	-	(124,600)	-	-	124,600	-
Net loss for the year		-	-	-	-	-	(1,263,178)	(1,263,178)
Currency translation differences of foreign operations		-	-	-	-	(67,811)	-	(67,811)
Balance, December 31, 2012		**27,127,416**	**$42,088,103**	**$9,749,674**	**$(101,869)**	**$(330,211)**	**$(29,458,319)**	**$21,947,378**
Common shares issued for cash								
Exercise of stock options	14	361,418	297,185	-	-	-	-	297,185
Fair value of stock options exercised		-	399,544	(399,544)	-	-	-	-
Share-based payments	15	-	-	908,362	-	-	-	908,362
Options and warrants cancelled or expired		-	-	(107,643)	-	-	107,643	-
Net income for the year		-	-	-	-	-	848,212	848,212
Currency translation differences of foreign operations		-	-	-	-	545,891	-	545,891
Balance, December 31, 2013		**27,488,834**	**$42,784,832**	**$10,150,849$**	**(101,869)**	**$215,680**	**$(28,502,464)**	**$24,547,028**

The accompanying notes are an integral part of the consolidated financial statements

For the years ended December 31, 2013, 2012 and 2011
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Note	2013	2012	2011
Cash Provided By (Used In)				
Operating Activities				
Net income (loss)		$848,212	$(1,263,178)	$(4,184,351)
Adjustments for non-cash items:				
Depreciation, depletion, and accretion		950,013	194,453	803
Share-based payments	15	908,362	18,408	2,529,620
Unrealized loss on investments		99,833	110,021	212,966
Sales tax write-down (provision recovery)		-	(46,640)	-
Mineral property option income	8	(39,500)	(15,000)	-
Other income		(98,637)	-	-
Deferred income tax expense	24	2,518,453	260,321	86,498
		5,196,736	(741,615)	(1,354,464)
Net change in non-cash working capital	19	(1,213,384)	(718,112)	60,463
		3,983,352	(1,459,727)	(1,294,001)
Financing Activities				
Shares issued for cash, net of issuance costs		297,185	75,600	590,511
Finance lease payments		(335,531)	(42,969)	-
		(38,346)	32,631	590,511
Investing Activities				
Proceeds from sale of equipment		88,637	-	-
Recovery of exploration costs from concentrate proceeds		-	3,490,581	3,114,552
Exploration and evaluation expenditures		(901,912)	(2,387,771)	(4,590,331)
Additions to plant, equipment and mining properties		(3,315,192)	(946,286)	(1,483,453)
		(4,128,467)	156,524	(2,959,232)
Change in cash and cash equivalents		(183,461)	(1,270,572)	(3,662,722)
Effect of exchange rate changes on cash and cash equivalents		(12,929)	24,093	(106,662)
Cash and Cash Equivalents, Beginning		4,035,985	5,282,464	9,051,848
Cash and Cash Equivalents, Ending		$3,839,595	$4,035,985	$5,282,464

Supplementary cash flow information (Note 19)

The accompanying notes are an integral part of the consolidated financial statements

1. Nature Of Operations

Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver and gold, and the acquisition, exploration, and development of mineral properties.

The Company's head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX-V, NYSE MKT and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo mine in the state of Durango, Mexico.

2. Basis Of Presentation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis of Presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

a) Functional currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company's subsidiaries is the U.S. dollar which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

b) Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

c) Foreign operations

Subsidiaries that have functional currencies other than the Canadian dollar translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss).

Significant Accounting Judgements and Estimates

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Critical judgements exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

a) Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that exploratory drilling, exploration evaluation, and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits and life of mine plans.

b) Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management's determination that the San Gonzalo Mine had achieved production levels intended by management as of October 1, 2012.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

c) Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of mineralized material stockpile and concentrate include estimates of silver and gold contained in the stockpile and finished goods assumptions for the amount of silver and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its mineralized material stockpile and concentrate inventory, which would result in an increase in the Company's expenses and a reduction in its working capital.

d) Estimated reclamation provisions

The Company's provision for reclamation represents management's best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the life of the Avino and San Gonzalo mines. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

e) Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company's net income or net loss and its equity reserves.

f) Impairment of plant and equipment, mining properties and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's plant and equipment, mining properties and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments in which the Company operates that are not within its control and that affect the recoverable amount of its plant, equipment and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company's plant, equipment, and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company's mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company's plant, equipment, mining properties, and exploration and evaluation assets.

g) Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

h) Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

2. Basis Of Presentation (continued)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its Mexican subsidiaries as follows

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. ("Oniva Silver")	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. ("Promotora")	79.09%	Mexico	Holding company
Compania Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico")	98.39% direct 1.27% indirect (Promotora) 99.66% effective	Mexico	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company's ownership by 0.38% to an effective 99.66%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.28% in Avino Mexico prior to the 0.38% increase. The issuance of shares to the Company by Avino Mexico on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables or fair value through profit or loss ("FVTPL"). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash and cash equivalents, interest receivable, sales taxes recoverable, accounts receivable, investments in related and other companies, reclamation bonds, accounts payable, amounts due to related parties, and finance lease obligations. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalents, interest receivable, and investments in related and other companies as FVTPL. Sales taxes recoverable, accounts receivable, and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, and finance lease obligations are classified as other financial liabilities.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less which are readily convertible into a known amount of cash.

3. Significant Accounting Policies

Exploration and evaluation assets

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. The Company's capitalized exploration and evaluation are classified as intangible assets. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. Incidental revenues and operating costs are included in exploration and evaluation costs prior to intended production levels being achieved. When intended production levels are achieved, these costs are reclassified to mining properties and become subject to depletion. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, the expenditures for the area of interest are written down and charged to operations. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. An impairment charge relating to a mineral claim may be subsequently reversed if new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Plant, equipment and mining properties

Once the work completed supports the achievement of management's intended production levels, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to exploration, evaluation and development, direct overhead costs and the initial estimate of the reclamation provision.

3. Significant Accounting Policies (continued)

Prior to being reclassified to mining properties, exploration and development costs are assessed for impairment. Subsequent to the commencement of production at levels intended by management, further development expenditures incurred with respect to a mining property are capitalized, when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment and mining properties.

After the date that management's intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management's intent to operate the property.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated at the following annual rates:

Office equipment, furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	20 years straight line
Buildings	20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset's recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense within profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed, in which case that systematic basis is used. Operating lease payments are recorded within profit and loss unless they are attributable to qualifying assets, in which case they are capitalized.

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk silver and gold concentrate in a saleable form. The Company has bulk silver and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

3. Significant Accounting Policies (continued)

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses; depletion and depreciation on mining properties, plant, and equipment, and an allocation of mine site overhead costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

Net realizable value ("NRV") of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.

Revenue from the sale of concentrate is recognized upon delivery when persuasive evidence of a sale agreement exists, the risks of ownership are transferred to the customer, collection is reasonably assured, and the price is readily determinable. Revenue is based on quoted market prices of the London Metal Exchange during the quotation period less treatment, refining and smelting charges, and penalties.

Metals contained in bulk concentrate sold to third parties are provisionally invoiced and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts which provide a provisional payment on delivery based upon provisional assays and quoted metal prices at the time. Revenues are recorded when title passes from the Company to the buyer based on the spot price on date of delivery, and subsequently adjusted to market price based on the date of the final settlement.

Prior to the date that management's intended production levels have been achieved, concentrate sales incidental to the exploration of mineral properties are recorded net of production costs as a reduction of capitalized exploration and evaluation costs.

Share capital

a) Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects.

b) Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company's share option plan allows directors, officers, employees, and consultants to acquire common shares of the Company. All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share options granted to non-employees or consultants are measured at the fair value of services received. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore mining properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

Reclamation provision

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

3. Significant Accounting Policies (continued)

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

4. Recent Accounting Pronouncements

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2013 had no significant impact on the Company's consolidated financial statements for the years presented.

IFRS 10 – Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of the previous IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IFRS 11, proportionate consolidation is no longer permitted.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes disclosures about fair value measurement.

IAS 27 – Separate Financial Statements

As a result of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 has been reissued to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

IAS 28 – Investments in Associates and Joint Ventures

As a consequence of the issuance of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended to provide accounting guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 is applied by all entities that are investors with joint control of, or significant influence over, an investee.

IAS 1 – Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1, which requires entities to separately present items in other comprehensive income based on whether or not they may be reclassified to profit or loss in future periods.

IFRIC 20 –Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20, which requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate (i) that it is probable future economic benefits will flow to the entity, (ii) the component of the ore body for which the access has been improved is identifiable, (iii) the costs related to the stripping activity associated with that component can be reliably measured.

Future IFRS standards and interpretations - A number of new standards and amendments to standards and interpretations are not yet effective for the year ended December 31, 2013 and have not been applied in preparing these consolidated financial statements.

4. Recent Accounting Pronouncements (continued)

The following standards will be adopted effective January 1, 2014:

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when and asset's or a CGU's recoverable amount is based on fair value less costs of disposal. Management is currently evaluating the impact the final interpretation is expected to have on the Company's consolidated financial statements.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, Levies ("IFRIC 21"), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event ("obligating event"). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. Management is currently evaluating the impact the final interpretation is expected to have on the Company's consolidated financial statements.

The following standard will be adopted effective January 1, 2015:

IFRS 9 – Financial Instruments: Classification and Measurement

As issued, IFRS 9 reflects the first phase of the IASB's work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013. However, the IASB tentatively decided to require mandatory adoption of Amendments to IFRS 9: Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, on or after January 1, 2015.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. Management will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

5. Sales Taxes Recoverable

The Company's sales taxes recoverable consist of the Mexican I.V.A. ("VAT") and Canadian sales taxes ("GST/HST") recoverable.

	2013	2012
VAT recoverable	$292,242	$167,340
GST/HST recoverable	14,859	28,838
Sales taxes recoverable	$307,101	$196,178

6. Inventory

	2013	2012
Concentrate inventory	$448,019	$631,859
Process material stockpiles	1,041,994	1,384,973
Materials and supplies	364,455	209,008
	$1,854,468	$2,225,840

The amount of inventory recognized as an expense for the year ended December 31, 2013 totalled $8,968,409 (2012 – $1,434,569), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

7. Exploration And Evaluation Assets

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion.

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total
Balance, January 1, 2012	$16,269,207	$3	$5,144	$16,274,354
Costs incurred during 2012:				
Assays	49,685	-	-	49,685
Rights extension (Note 7(a)(iv))	250,100	-	-	250,100
Assessments and taxes	86,870	-	-	86,87
Drilling and exploration	2,124,503	-	-	2,124,503
Geological and related services	131,856	-	-	131,856
Sales of concentrate	(3,490,581)	-	-	(3,490,580)
Depreciation of plant and equipment	204,334	-	-	204,334
Effect of movements in exchange rates	(136,511)	-	-	(136,511)
Transfer to mining properties (Note 10)	(2,661,265)	-	-	(2,661,265)
Property option proceeds (Note 8(b))	-	-	(5,143)	(5,143)
Balance, December 31, 2012	$12,829,198	$3	$1	$12,828,202
Costs incurred during 2013:				
Assessments and taxes	181,048	-	-	181,048
Drilling and exploration	524,433	-	-	524,433
Reclamation provision	1,500,000	-	-	1,500,000
Geological and related services	196,431	-	-	196,431
Depreciation of plant and equipment	240,021	-	-	240,021
Effect of movements in exchange rates	216,041	-	-	216,041
Balance, December 31, 2013	$15,686,172	$3	$1	$15,686,176

Additional information on the Company's exploration and evaluation properties by region is as follows:

(a) Durango, Mexico

The Company's subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims under leased concessions in the state of Durango, Mexico. The Company's mineral claims in Mexico are divided into the following four groups:

(i) Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company's San Gonzalo mine which achieved production levels intended by management as of October 1, 2012 and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties (see Note 10).

(ii) Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii) Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv) Unification Las Platosa properties

The Unification Las Platosa properties are situated within the Avino mine area property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company's wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. ("Minerales") whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the "ET zone".

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100.

7. Exploration And Evaluation Assets (continued)

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns ("NSR") at the commencement of commercial production from the property. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company's notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b) British Columbia, Canada

The Company's mineral claims in British Columbia encompass three properties: Aumax, Minto, and Olympic-Kelvin, each of which consist of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c) Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively compose the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property (refer to Note 8(b)).

8. Mineral Property Option Agreements

The Company has two option agreements on certain mineral properties included in exploration and evaluation assets. During the year ended December 31, 2013, a total of $69,500 was recognized as mineral property option income in respect of payments received under these two option agreements (2012 - $54,317).

(a) On July 30, 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour"), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto property, consisting of approximately 917 hectares located in Durango State, Mexico. In order to exercise the option, Endeavour must pay a total of US$200,000 to the Company, and incur a total of US$3,000,000 in exploration work as follows:

	Cash	Exploration Expenditures
Upon signing July 30, 2012 (received)	US$ 20,000	US$ -
On or before July 30, 2013 (received and incurred)	30,000	300,000
On or before July 30, 2014	40,000	500,000
On or before July 30, 2015	50,000	1,000,000
On or before July 30, 2016	60,000	1,200,000
	US$ 200,000	US$ 3,000,000

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties. If any party's participating interest is reduced to 10% or less, then its interest will be automatically converted into a 2.5% net smelter returns royalty.

(b) In January 2012, the Company entered into an option agreement with Avaron Mining Corp. ("Avaron"), a private Canadian company, whereby Avaron can earn the exclusive right and option to acquire a 100% title to and interest in the Company's Eagle property located in the Yukon Territory.

In April 2013, the option agreement was assigned to Benz Capital Corp ("Benz"), a Canadian public company, pursuant to the terms of an option purchase and assignment agreement dated November 30, 2012. Pursuant to the agreement, Benz acquired all of Avaron's interest in the option agreement between Avaron and Avino. As consideration for Avino's consent to the agreement, Benz and Avaron issued to Avino 50,000 common shares with a fair value of $14,500 (Note 12) and 250,000 common shares with a fair value of $25,000 respectively. The terms of the agreement allow Benz to earn a 75% interest by making total cash payments of $350,000, issuing 550,000 common shares, incurring exploration costs of $100,000, and drilling 35,000 meters (or incurring exploration costs of up to $7,100,000) as follows:

	Cash	Exploration Expenditures	Number of Shares
On approval of the agreement by TSX (received)	$ -	$ -	50,000
On or before January 31, 2014 (incurred)	-	100,000	-
On or before January 31, 2015	100,000	625,000	-
On or before January 31, 2016	100,000	1,000,000	250,000
On or before January 31, 2017	50,000	2,000,000	250,000
On or before January 31, 2018	100,000	3,375,000	-
	$350,000	$7,100,000	550,000

8. Mineral Property Option Agreements (continued)

After the initial 75% interest is earned, Benz may elect to either form a Joint Venture with the Company, or to earn the remaining 25% interest by paying a series of annual advance royalties and completing other activities as defined in the option agreement.

Upon signing the original agreement with Avaron, the Company received a cash payment of $25,000 and 150,000 common shares of Avaron. Of the cash payment $5,143 was recorded as a reduction to the carrying value of the Eagle property, resulting in a carrying value of $1 for the Eagle property within exploration and evaluation assets. The remaining cash proceeds of $19,857 were recorded as option income along with the $15,000 fair value of the 150,000 common shares.

9. Non-Controlling Interest

At December 31, 2013, the Company had an effective 99.66% (2012 - 99.28%) interest in its subsidiary Avino Mexico and the remaining 0.34% (2012 - 0.72%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

10. Plant, Equipment And Mining Properties

	Mining properties,	Office equipment, furniture, & fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST							
Balance at January 1, 2012	-	14,180	32,459	1,193,217	1,712,014	328,769	3,280,639
Additions	2,661,265	7,125	57,576	547,663	368,755	-	3,642,384
Effect of movements in exchange rates	19,055	82	643	12,426	14,704	2,343	49,253
Balance at December 31, 2012	2,680,320	21,387	90,678	1,753,306	2,095,473	331,112	6,972,276
Additions	607,068	23,592	21,852	2,894,154	1,292,746	173,676	5,013,088
Effect of movements in exchange rates	145,640	1,162	4,927	95,268	113,860	17,991	378,848
Balance at December 31, 2013	3,433,028	46,141	117,457	4,742,728	3,502,079	522,779	12,364,212
ACCUMULATED DEPLETION AND DEPRECIATION							
Balance at January 1, 2012	-	5,912	14,424	146,648	73,030	16,656	256,670
Additions	93,518	2,149	9,042	235,149	42,529	20,093	402,480
Effect of movements in exchange rates	670	12	167	2,716	820	261	4,646
Balance at December 31, 2012	94,188	8,073	23,633	384,513	116,379	37,010	663,796
Additions	122,474	5,097	11,264	510,939	98,682	351,275	1,099,731
Effect of movements in exchange rates	5,117	439	1,284	20,893	6,324	2,011	36,068
Balance at December 31, 2013	**221,779**	**13,609**	**36,181**	**916,345**	**221,385**	**390,296**	**1,799,595**
NET BOOK VALUE							
At December 31, 2013	**3,211,249**	**32,532**	**81,276**	**3,826,383**	**3,280,694**	**132,483**	**10,564,617**
At December 31, 2012	2,586,132	13,314	67,045	1,368,793	1,979,094	294,102	6,308,480

The mining properties consist of the San Gonzalo mining concession which covers 12 hectares and is located approximately 2 km from the historic Avino mine site. The San Gonzalo mine achieved production levels intended by management as of October 1, 2012, and the Company began to record depletion at that time.

Mine machinery and transportation equipment includes $456,414 in construction in progress as at December 31, 2013 (December 31, 2012 - $Nil), on which no depreciation was charged in the year ended December 31, 2013.

11. Investments In Related Companies

Investments in related companies comprise the following:

	Cost	Accumulated Unrealized Gains (Losses)	Fair Value December 31, 2013	Fair Value December 31, 2012
(a) Bralorne Gold Mines Ltd.	$205,848	$(148,521)	$57,327	$134,362
(b) Levon Resources Ltd.	4,236	32,476	36,712	60,010
(c) Oniva International Services Corp.	1	-	1	1
	$210,085	$(116,045)	$94,040	$194,373

During the year ended December 31, 2013, the Company recorded a $99,833 unrealized loss (2012 - $110,021 loss, 2011 - $212,966 loss) on investments in related companies, representing the change in fair value during the year.

(a) Bralorne Gold Mines Ltd. ("Bralorne")

The Company's investment in Bralorne consists of 179,149 common shares with a quoted market value of $57,327 as at December 31, 2013 (2012 - $134,362). Bralorne is a public company with common directors.

(b) Levon Resources Ltd. ("Levon")

The Company's investment in Levon consists of 141,200 common shares with a quoted market value of $36,712 as at December 31, 2013 (2012 - $60,010). Levon is a public company with common directors.

(c) Oniva International Services Corp. ("Oniva")

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 20 for disclosure of the Company's commitments with Oniva.

12. Investments In Other Companies

The Company classifies its investments in other companies as a long-term investment designated at fair value through profit and loss, summarized as follows:

	Cost	Accumulated Unrealized Gains (Losses)	Fair Value December 31, 2013	Fair Value December 31, 2012
(a) Avaron Mining Corp.	$40,000	$ -	$40,000	$15,000
(b) Benz Capital Corp.	14,500	500	15,000	-
	$54,500	$500	$55,000	$15,000

(a) Avaron Mining Corp. ("Avaron")

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000 in accordance with the consent to assign the option agreement with Avaron described in Note 8(b).

(b) Benz Capital Corp. ("Benz")

In April 2013, the Company acquired 50,000 common shares of Benz Capital Corp. as part of the option agreement with Benz described in Note 8(b). The value assigned to the investment is based on the market price of Benz's common shares on the date the agreement was entered into.

13. Reclamation Provision

Management's estimate of the reclamation provision at December 31, 2013 is a present value of $1,833,938 (December 31, 2012 - $323,140). The present value of the obligation was calculated using a risk-free interest rate of 7% (2012 – 7%) and an inflation rate of 4.25% (2012 – 4.0%). Reclamation activities are estimated to occur over a period of years beginning in 2019 to 2023. The undiscounted value of the obligation is $2,274,153 (2012 - $368,709).

A reconciliation of the changes in the reclamation provision is summarized as follows:

	December 31, 2013	December 31, 2012
Balance at beginning of year	$323,140	$292,000
Unwinding of discount	21,596	31,140
Change in estimates	(10,798)	-
Initial recognition of provision for Avino Mine	1,500,000	-
Balance at end of year	$1,833,938	$323,140

14. Share Capital

(a) Authorized: Unlimited common shares without par value

(b) Issued:

(i) During the year ended December 31, 2013, the Company issued 361,418 common shares upon exercise of stock options.

(ii) On February 22, 2012, the Company issued 135,189 common shares under a 20 year royalty agreement with Minerales de Avino S.A. de C.V. The market price of the common shares on February 22, 2012 was $1.85 per share.

(c) Warrants:

During 2013 and 2012 there were no warrants issued or exercised. During the year ended December 31, 2013, 5,211,000 warrants expired unexercised. Details of share purchase warrants outstanding are as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, December 31, 2011	5,211,000	$2.05
Balance, December 31, 2012	5,211,000	$2.05
Balance, December 31, 2013	-	-

Details of share purchase warrants outstanding as of December 31, 2013 and 2012 are:

Expiry Date	Exercise Price per Share	Warrants Outstanding and Exercisable December 31, 2013	December 31, 2012
November 10, 2013	$1.52	-	2,400,000
December 22, 2013	$2.50	-	2,811,000
		-	5,211,000

(d) Stock options:

The Company has a stock option plan to purchase the Company's common shares under which it may grant stock options of up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers and employees (up to a limit of 5%) and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company's total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

14. Share Capital (continued)

(d) Stock options (continued)

Continuity of stock options for the years ended December 31, 2013 and 2012 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Stock options outstanding and exercisable, December 31, 2011	2,622,000	$1.80
Granted	30,000	$2.00
Forfeited	(90,000)	$2.17
Expired	-	-
Exercised	(82,000)	$0.92
Stock options outstanding and exercisable, December 31, 2012	2,480,000	$1.81
Granted	650,000	$1.61
Forfeited	(55,000)	$1.71
Expired	(70,625)	$1.60
Exercised	(361,418)	$0.82
Stock options outstanding and exercisable, December 31, 2013	2,642,957	$1.16

As at December 31, 2013, the weighted average remaining contractual life of stock options outstanding was 2.77 years.

Details of stock options outstanding are as follows:

		-----Stock Options Outstanding -----		
Expiry Date	Exercise Price	2013	2012	2011
January 16, 2013	$2.00	-	30,000	-
February 27, 2013	$1.65	-	10,000	10,000
February 27, 2013	$0.75	-	295,000	295,000
December 9, 2013	$2.00	-	20,000	20,000
September 22, 2014	$0.75	-	25,000	60,000
January 14, 2015	$0.81	60,000	60,000	60,000
September 10, 2015	$1.05	268,357	290,000	337,000
January 18, 2016	$1.02	924,600	960,000	1,010,000
September 30, 2016	$1.02	760,000		
February 18, 2018	$1.60	210,000		
September 9, 2018	$1.62	400,000		
		2,642,957	2,480,000	2,622,000

(e) Earnings per share:

The calculations for earnings per share and diluted earnings per share are as follows:

	2013	2012	2011
Net income (loss) for the year	$848,212	$(1,263,178)	$(4,184,351)
Basic weighted average number of shares outstanding	27,405,179	27,072,053	26,795,632
Effect of dilutive share options	296,224	-	-
Diluted weighted average number of shares outstanding	27,701,403	27,072,053	26,795,632

	2013	2012	2011
Basic	$0.03	$(0.05)	$(0.16)
Diluted	$0.03	$(0.05)	$(0.16)

Basic and diluted loss per share are the same for the years ended December 31, 2012 and 2011 because the Company incurred a net loss in both years and the effects of options and warrants in those years were anti-dilutive.

15. Share-Based Payments

During the year ended December 31, 2013, the Company granted stock options to directors, officers, employees, directors, and consultants of the Company to purchase up to a total of 650,000 common shares at a weighted average exercise price of $1.61 per share pursuant to the Company's stock option plan. The options vest on dates ranging from the grant date to September 9, 2014. The options are exercisable on or before September 9, 2018. The Company recorded $647,762 as share-based compensation for the options vested during the period.

During the year ended December 31, 2013, the Company re-priced 1,725,000 previously granted incentive stock options to directors, officers, employees, and consultants to a price of $1.02 per share. The incentive stock options had originally been granted at prices of $2.30 and $2.00 per share. The incremental fair value of the re-priced options of $260,600 was charged to share-based compensation.

During the year ended December 31, 2012, the Company granted stock options to consultants to purchase up to a total of 30,000 common shares at a weighted average exercise price of $2.00 per share pursuant to the Company's stock option plan.

During the year ended December 31, 2011, the Company granted stock options to various directors, officers, employees, and consultants to purchase up to a total of 1,840,000 common shares at a weighted average exercise price of $2.16 per share pursuant to the Company's stock option plan.

During the year ended December 31, 2013, the Company recorded total amount of share-based payment expense in the amount of $908,362 (2012 - $18,408, 2011 - $2,529,620).

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to directors, officers, employees, and consultants was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	2013	2012	2011
Weighted average assumptions			
Risk-free interest rate	1.45%	1.06%	2.05%
Expected dividend yield	0%	0%	0%
Expected option life (years)	3.45	0.42	4.99
Expected stock price volatility	68.29%	50.89%	76.17%
Weighted average fair value at grant date	$0.55	$0.13	$1.38

16. Revenue And Cost Of Sales

Revenue and the related cost of sales reflect the sale of silver and gold concentrate that was produced at the San Gonzalo and Avino mines during the year ended December 31, 2013.

Cost of sales consists of changes in inventories, direct costs including personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees, and depreciation related to sales and other expenses for the period. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the period. Direct costs include the costs of extracting co-products.

	2013	2012	2011
Direct costs	$8,019,083	$1,246,309	-
Depreciation, depletion, and accretion	949,326	188,260	-
	$8,968,409	$1,434,569	-

17. Related Party Transactions And Balances

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Salaries, benefits, and consulting fees	$779,571	$243,011	$362,173
Share-based payments	420,450	-	2,009,400
	$1,200,021	$243,011	$2,371,573

17. Related Party Transactions And Balances (continued)

(b) Amounts due to related parties

In the normal course of operations the Company transacts with companies related to Avino's directors or officers. All amounts payable are non-interest bearing, unsecured and due on demand. As at December 31, 2013 and 2012 the following amounts were due to related parties.

	December 31, 2013	December 31, 2012
Directors' fees	$10,352	$24,469
Oniva International Services Corp	135,458	147,845
Sampson Engineering Inc	1,840	2,400
Andrew Kaplan	1,518	-
Jasman Yee & Associates, Inc	5,040	-
Wear Wolfin Design	2,625	-
	$156,833	$174,714

(c) Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. ("Oniva") for its expenses and to pay Oniva a percentage fee as described in Note 20. The transactions with Oniva during the years are summarized below:

	2013	2012	2011
Salaries and benefits	$309,816	$179,555	$151,941
Office and miscellaneous	292,008	276,201	240,810
	$601,824	$455,756	$92,751

In the normal course of operations, the company transacts with companies related to Avino's directors and officers. During the years ended December 31, 2013, 2012, and 2011, the company recorded consulting fees of $75,014 (2012 - $63,938; 2011 – $48,429) from a company controlled by a director, and financial consulting fees of $30,000 (2012 – $30,000; 2011 – $30,000) from a company related to a director.

18. Finance Lease Obligations

The Company has entered into mining equipment leases expiring between 2014 and 2018 with interest rates ranging from 1.75% to 4.95% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company's obligations under finance leases are secured by the lessor's title to the leased assets. Plant and equipment includes a net carrying amount of $2,714,933 (2012 - $338,825) for this leased mining equipment.

	2013	2012
Not later than one year	$643,312	$156,478
Later than one year and not later than five years	1,146,189	78,863
Less: Future finance charges	(112,679)	(389)
Present value of minimum lease payments	1,676,822	234,952
Less: Current portion	(585,845)	(156,220)
Non-current portion	$1,090,977	$78,732

On December 20, 2012, the Company entered into a master credit facility of up to US$5 million with Caterpillar Finance in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine. As of December 31, 2013, the Company had US$2,157,487 in available credit remaining under this facility.

19. Supplementary Cash Flow Information

	2013	2012	2011
Net change in non-cash working capital items:			
Interest receivable	$(4,970)	$52,573	$(49,501)
Sales taxes recoverable	(110,923)	79,282	4,868
Accounts receivable	(1,171,047)	622,251	-
Prepaid expenses	(587,682)	(40,020)	(55,775)
Inventory	371,372	(2,225,840)	-
Accounts payable and accrued liabilities	265,200	822,691	126,373
Income taxes payable	42,547	-	-
Amounts due to related parties	(17,881)	(29,049)	34,498
	$(1,213,384)	$(718,112)	$60,463

	2013	2012	2011
Interest paid	$28,433	$1,471	$-
Taxes paid	$-	$-	$-

20. Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva's total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 17.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	December 31, 2013	December 31, 2012
Not later than one year	$254,017	$48,512
Later than one year and not later than five years	364,827	597,188
Later than five years	69,499	76,506
	$688,343	$922,206

Lease payments recognized as an expense during the year ended December 31, 2013 totalled $63,126 (2012 - $44,850; 2011 - $55,416.)

21. Financial Instruments

The fair values of the Company's cash and cash equivalents, interest receivable, sales taxes recoverable, accounts receivable, amounts due to related party, accounts payable and income taxes payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents, sales taxes recoverable, and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one counterparty and all of its stockpile sales are with one other counterparty. However, the Company has not recorded any allowance against its trade receivables because to date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company also has credit risk in respect of its sales taxes recoverable, which are due from the governments of Mexico and Canada. The balances are expected to be recoverable in full due to the Company's previous collection history and the nature of the counterparties.

The Company's maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2013, no amounts were held as collateral.

21. Financial Instruments (continued)

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at December 31, 2013 in the amount of $ 3,839,595 (2012 - $4,035,985) in order to meet short-term business requirements.

At December 31, 2013, the Company had current liabilities of $2,196,172 (2012 - $1,476,681). Accounts payable have contractual maturities of approximately 30 to 90 days or are due on demand and are subject to normal trade terms. Current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment. Income taxes are payable within 12 months.

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management's opinion, the Company is not exposed to significant interest rate risk as the Company's finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars.

	December 31, 2013		December 31, 2012	
	MXN	USD	MXN	USD
Cash and cash equivalents	$ 6,166,837	$ 2,508,191	$ 3,586,471	$ 1,312,607
Sales taxes recoverable	3,599,484	-	2,180,706	-
Amounts receivable	1,897,963	1,197,766	3,096,083	210,076
Accounts payable and accrued liabilities	(10,149,263)	(408,427)	(2,775,290)	(408,437)
Finance lease obligations	-	(1,579,402)	-	(236,157)
Net exposure	1,515,021	1,718,128	6,087,970	878,089
Canadian dollar equivalent	$ 123,004	$ 1,827,401	$ 467,178	$ 873,611

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2013, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company's earnings by approximately $220,137 (2012 - $134,078). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company's control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2013, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $383,094 (2012 - $227,572), and a 10% change in the market price of gold would have an impact on net earnings of approximately $125,612 (2012 - $45,776).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2013, a 10% change in market prices would have an impact on net earnings of approximately $14,904 (2012 - $20,937).

The Company's ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2013.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,839,595	-	-
Investments in related companies	94,040	-	-
Investments in other companies	55,000	-	-
	$3,988,635	-	-

22. Capital Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes finance lease obligations and the components of shareholders' equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt, issue new shares or adjust the amount of cash and cash equivalents. Management reviews the Company's capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

23. Segmented Information

The Company's revenues of $16,094,701 (2012 - $2,255,376) are all attributable to Mexico where sales are recorded from shipments of concentrate produced by the San Gonzalo mine and the historic Avino stockpiles. For the year ended December 31, 2013, the Company had one customer that accounted for 88% of revenue and another customer that accounted for 12% of revenue. For the year ended December 31, 2012, the Company's revenue was earned from one customer.

Geographical information relating to the Company's non-current assets (other than financial instruments) is as follows:

	2013	2012
Exploration and evaluation assets - Mexico	$15,686,172	$12,828,198
Exploration and evaluation assets - Canada	4	4
Total exploration and evaluation assets	$15,686,176	$12,828,202

	2013	2012
Plant, equipment, and mining properties - Mexico	$10,561,869	$6,305,045
Plant, equipment, and mining properties - Canada	2,748	3,435
Total plant, equipment and mining properties	$10,564,617	$6,308,480

24. Income Taxes

a) Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income (loss) is as follows:

	2013	2012
Current income tax expense	$42,547	-
Deferred income tax expense	2,518,453	260,321
Total income tax expense	$2,561,000	$260,321

24. Income Taxes (Continued)

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense is as follows:

	2013	2012
Net earnings (loss) before tax	$3,409,212	$(1,002,857)
Combined statutory tax rate	25.75%	25.00%
Income tax expense (recovery) at the Canadian statutory rate	877,873	(250,714)
Reconciling items:		
Effect of difference in Mexican tax rates	176,081	12,523
Non-tax deductible expenses	298,543	98,816
Change in enacted rates	71,526	68,807
Change in unrecognized benefit of tax losses	183,052	282,604
Special mining duties	1,163,717	-
Benefit (liability) of tax attributes recognized and other items	(209,792)	48,285
Income tax expense recognized in the year	$2,561,000	$260,321

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company's Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization and interest. In calculating the Special Mining Duty, there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

As a result of the law becoming enacted in the fourth quarter of 2013, the Company recognized a non-cash expense of $1,163,717 related to the deferred tax impact of the Special Mining Duty.

b) Deferred income tax assets and liabilities

	2013	2012
Deferred income tax assets	$2,111,963	$2,269,260
Deferred income tax liabilities	(6,996,093)	(4,634,937)
	$(4,884,130)	$(2,365,677)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	2013	2012
Tax losses carried forward	$767,448	$2,269,260
Reclamation provision	694,038	-
Exploration and evaluation assets	(3,804,986)	(3,655,891)
Plant, Equipment and Mining Properties	(3,191,107)	(394,475)
Other deductible (taxable) temporary differences	650,477	(584,571)
Net deferred income tax liabilities	$ (4,884,130)	$ (2,365,677)

Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. The tax effects of unrecognized deductible temporary differences are summarized as follows:

	2013	2012
Tax losses carried forward	$7,795,353	$7,421,481
Property, plant and equipment	211,097	210,410
Investments	348,047	247,712
Resource pools	1,799,659	1,871,812
Other deductible temporary differences	1,523,271	1,574,332
Unrecognized deductible temporary differences	$11,677,427	$11,325,747

24. Income Taxes (Continued)

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian deferred income tax assets has not been recognized since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The deferred income tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant and equipment, which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican mineral properties, mine plant and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006 acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward.

The Company has capital losses of $1,472,210 carried forward and $7,795,353 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $2,558,159 (MXN$31,276,834 denominated in pesos) in tax losses which are available to reduce future Mexican taxable income. The Company's Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico
2015	$568,450	$–
2020	–	719,396
2021	–	1,838,763
2025	799,044	–
2026	646,311	–
2027	643,498	–
2028	774,118	–
2029	727,183	–
2030	804,957	–
2031	1,268,691	–
2032	1,189,209	–
2033	373,872	–
	$7,795,353	$2,558,159

25. Subsequent Events

a) In February 2014, the Company closed a brokered public offering through Noble International Investments, Inc. Total gross proceeds of US$5,000,000 were raised through the sale of 2,066,117 units at a price of US$2.42 per unit. Each unit consisted of one common share and one-half of a transferable share purchase warrant (the "Warrants"). Each whole Warrant is exercisable to acquire one additional common share at US$2.87 per share until February 25, 2017 provided that if the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than US$6.86 per share for a period of twenty consecutive trading days, then the Company may deliver a notice (the "notice") to the warrant holder notifying such holder that the warrants must be exercised within thirty days from the date of delivery of such notice, otherwise the warrants will expire on the thirty-first day after the date of delivery of the notice.

b) In February 2014, the Company closed an at-the-market ("ATM") brokered public offering in the United States through Cantor Fitzgerald & Co. of New York. A total of US$5,741,668 in gross proceeds was raised through the sale of 2,540,709 common shares (the "shares").

c) Subsequent to December 31, 2013, 130,600 shares were issued pursuant to options exercised for gross proceeds of $136,762.

AVINO SILVER & GOLD MINES Ltd.

HEAD OFFICE

Suite 900 - 570 Granville Street

Vancouver BC Canada V6C 3P1

T 604.682.3701

F 604.682.3600

INVESTOR RELATIONS

T 604.682.3701

E ir@avino.com

MANAGEMENT

David Wolfin, President, CEO & Director

Carlos Rodriguez, Chief Operating Officer

Malcolm Davidson, CFA, Chief Financial Officer

Jasman Yee, P.Eng., Director

Gary Robertson, Director

Michael Baybak, Director

Andrew Kaplan, Director

Dorothy Chin, Corporate Secretary

Chris Sampson, P.Eng., Consultant

Fred Sveinson, B.A., B.Sc, P.Eng., Consultant

AUDITORS

Manning Elliott LLP

11th Floor - 1050 West Pender Street

Vancouver BC Canada V6E 3S7

T 604.714.3600

TRUST COMPANY & TRANSFER AGENT

Computershare

2nd Floor - 510 Burrard Street

Vancouver BC Canada V6C 3B9

T 604.661.7363

F 604.661.9401

CANADA LEGAL COUNSEL

Salley Bowes Harwardt Law Corp.

1750 – 1185 West Georgia St.

Vancouver, BC

T 604.688.0788

U.S. LEGAL COUNSEL

WeintraubTobin

Suite 1800 - 475 Sansome Street

San Francisco CA 94111

T 415.772.9608

SHARES TRADED

NYSE-MKT: Symbol ASM

TSX.V: Symbol ASM

Frankfurt-Berlin/Bremen: Symbol GV6